Exhibit 99.3

STOCK PURCHASE AGREEMENT

by and among

NGK SPARK PLUG CO., LTD,

UCI HOLDINGS LIMITED,

and

solely for the purposes of Section 10.13, RANK GROUP LIMITED

Dated as of May 8, 2015

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF AND, IF APPLICABLE, ITS AFFILIATES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

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Article 6

Conditions Precedent

Section 6.1	Conditions to Obligations of Buyer and Seller	55
Section 6.2	Conditions to Obligations of Buyer	55
Section 6.3	Conditions to Obligations of Seller	56
Section 6.4	Frustration of Closing Conditions	57

Article 7

Termination

Section 7.1	Termination	57
Section 7.2	Effect of Termination	58

Article 8

Indemnification

Section 8.1	Survival	59
Section 8.2	Indemnification by Seller	59
Section 8.3	Indemnification by Buyer	60
Section 8.4	Limitations on Indemnity	61
Section 8.5	Notification of Claims; Third Party Claims	63
Section 8.6	Exclusive Remedy	65

Article 9

Definitions

Section 9.1	Certain Terms	65
Section 9.2	Construction	78

Article 10

Miscellaneous

Section 10.1	Notices	79
Section 10.2	Amendment; Waivers, etc	80
Section 10.3	Expenses	81
Section 10.4	Governing Law, etc	81

(continued)

Schedule A:	Transferred Entities

Exhibit A:	Calculation of Net Working Capital
Exhibit B:	Form of Transitional Services Agreement
Exhibit C:	Terms of IP License Agreement
Exhibit D:	Key Employees

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of May 8, 2015 (this “Agreement”), is made by and among NGK Spark Plug Co., Ltd, a Japanese company (“Buyer”), UCI Holdings Limited, a company organized under the laws of New Zealand (“Seller”) and, solely for the purposes of Section 10.13, Rank Group Limited, a company organized under the laws of New Zealand (“Seller Guarantor”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 9.1.

R E C I T A L S:

WHEREAS, Seller owns all of the issued and outstanding shares of UCI Acquisition Holdings (No. 1) Corp, a corporation organized under the laws of Delaware (“Selling Subsidiary”);

WHEREAS, Seller and Selling Subsidiary, after completion of the Post-Signing Restructuring Actions, shall conduct the Business through UCI Acquisition Holdings (No. 2) Corp, a corporation organized under the laws of Delaware (“UCI Company”) and each of the Subsidiaries of UCI Company (together with UCI Company, the “Transferred Entities” and each a “Transferred Entity”, each of which is listed on Schedule A);

WHEREAS, Seller wishes to sell all of the issued and outstanding shares of UCI Company (the “Shares”, and together with the equity interests of the Subsidiaries of the UCI Company, the “Equity Interests”) to Buyer, and Buyer wishes to purchase the Shares from Seller, on the terms and conditions set forth in this Agreement; and

WHEREAS, Seller Guarantor wishes to guarantee the obligations of Seller under this Agreement in favor of Buyer.

NOW, THEREFORE, the parties agree as follows:

Article 1

Sale and Purchase of Shares

Section 1.1 Sale and Purchase of Shares. Subject to the terms and conditions hereof, at the Closing, Seller shall, and shall cause Selling Subsidiary to transfer and deliver, or cause to be transferred and delivered, to Buyer all of the Shares.

Section 1.2 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, at 10:00 a.m. on the date that is the later of July 1, 2015 or five (5) Business Days after the conditions set forth in Article 6 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date”. At the Closing:

(a) Stock Certificates and Ancillary Agreements. Seller shall, and shall cause Selling Subsidiary to, deliver to Buyer:

(i) certificates representing the Shares (to the extent such Shares are certificated), duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, free and clear of any Liens;

(ii) duly executed copies of the Ancillary Agreements and the Restructuring Agreements;

(iii) the releases and other documentation contemplated under Section 1.2(c), in form reasonably acceptable to Buyer; and

(iv) the resignations and releases contemplated under Section 4.9, in form reasonably acceptable to Buyer.

(b) Estimated Purchase Price. If the Wells Estimated Purchase Price is a positive number, Buyer shall pay Seller or other parties designated by Seller, by wire transfer of immediately available funds to one or two accounts as Seller shall designate in writing to Buyer not less than five (5) Business Days prior to the Closing Date (the “Seller Designated Account(s)”), an amount in cash equal to the Wells Estimated Purchase Price. If the Wells Estimated Purchase Price is a negative number, Seller shall pay Buyer or other parties designated by Buyer, by wire transfer of immediately available funds to one or two accounts as Buyer shall designate in writing to Seller not less than five (5) Business Days prior to the Closing Date, an amount in cash equal to the Wells Estimated Purchase Price.

(c) Indebtedness. Buyer shall repay, or cause to be repaid, on behalf of the Transferred Entities, the Indebtedness listed in Section 1.2(c) of the Seller Disclosure Letter by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness (it being agreed that all Indebtedness not repaid pursuant to this Section 1.2(c) shall remain an obligation of the Transferred Entities after the Closing), and Seller shall deliver to Buyer customary payoff letters from the holders of such Indebtedness. Seller shall arrange for the Transferred Entities to be released from all guarantee and other obligations under the Credit Facilities or any other Indebtedness of Seller or its Subsidiaries (other than any Transferred Entity), pursuant to customary documentation (including obligations to release any Liens relating thereto) reasonably acceptable to Buyer.

(d) Transaction Expenses. Simultaneously with the Closing, Buyer shall pay, or cause to be paid, on behalf of Seller, the Selling Subsidiary and the Transferred Entities (as applicable), the Transaction Expenses (based on the estimate provided by Seller pursuant to Section 1.3(b)) by wire transfer of immediately available funds as directed by Seller.

Section 1.3 Purchase Price.

(a) Wells Final Purchase Price. The aggregate purchase price for the Shares shall be an amount in cash equal to (i) the Wells Enterprise Value, plus (ii) the Wells Final Closing Date Cash, minus (iii) the Wells Final Closing Date Indebtedness, plus (iv) the Wells Final Net Working Capital Adjustment Amount (which may be a positive or negative number), minus (v) the Wells Final Transaction Expenses (the calculation resulting from (i), (ii), (iii), (iv) and (v), the “Wells Final Purchase Price”).

(b) Wells Estimated Purchase Price. No later than five (5) Business Days prior to the Closing Date, Seller shall provide to Buyer an estimate of the Wells Final Purchase Price, which shall be equal to (i) the Wells Enterprise Value, plus (ii) a good-faith estimate of the Wells Closing Date Cash, minus (iii) a good-faith estimate of the Wells Closing Date Indebtedness, plus (iv) a good-faith estimate of the Wells Net Working Capital Adjustment Amount (which may be a positive or negative number), and minus (v) a good faith estimate of the Transaction Expenses (the “Wells Estimated Purchase Price”), in each case, delivered with reasonable supporting detail with respect to the calculation of such amounts.

(c) Post-Closing Adjustment.

(i) As soon as practicable, but no later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Buyer’s calculation of (A) the Wells Closing Date Cash, (B) the Wells Closing Date Indebtedness, (C) the Wells Net Working Capital Adjustment Amount, (D) the Transaction Expenses and based thereon, Buyer’s calculation of the Wells Final Purchase Price. Buyer’s calculations set forth in the Closing Statement (the “Proposed Purchase Price Calculations”) shall be delivered with reasonable supporting detail with respect to the calculation of such amounts.

(ii) Within forty-five (45) days of receipt of the Closing Statement, Seller may provide written notice to Buyer disputing all or a part of the Proposed Purchase Price Calculations only on the basis of (x) mathematical errors in the Proposed Purchase Price Calculations or (y) that the Proposed Purchase Price Calculations were not prepared in accordance with Section 1.3(d) (such notice, a “Purchase Price Dispute Notice”). If Seller does not provide a Purchase Price Dispute Notice to Buyer within such forty-five (45)-day period, then the parties agree that the Proposed Purchase Price Calculations set forth in the applicable Closing Statement shall become final and binding on the parties hereto. If a Purchase Price Dispute Notice is provided to Buyer, then Buyer and Seller shall use reasonable efforts to resolve the disputed items during the thirty (30)-day period commencing on the date of Buyer’s receipt of the Purchase Price Dispute Notice.

(iii) If Seller and Buyer do not agree upon a final resolution with respect to any disputed items within such thirty (30)-day period, then the remaining items in dispute shall be submitted immediately to the Chicago office of Ernst & Young LLP, or, if such firm declines to be retained to resolve the dispute, another nationally recognized, independent accounting firm reasonably acceptable to Buyer and Seller (in either case, the “Accounting Firm”). The parties agree to instruct the Accounting Firm to render a determination of the applicable dispute within forty-five (45) days after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between Seller and Buyer, and any associated engagement fees shall be initially borne 50% by Seller and 50% by Buyer; provided that such fees shall ultimately be borne by Seller and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the party incurring such cost and expense. In resolving the disputed items, the Accounting Firm (A) shall be bound by the provisions of this Section 1.3, (B) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Buyer or Seller, (C) shall rely solely on the written submissions of the parties and shall not conduct an independent investigation and (D) shall limit its decision to such items as are in dispute and to only those adjustments as are necessary for the Proposed Purchase Price Calculations to comply with the provisions of this Agreement. Such determination of the Accounting Firm will be deemed an award in arbitration and shall be conclusive and binding upon the parties hereto.

(iv) The parties agree that they will, and agree to cause their respective independent accountants and their respective Subsidiaries to, cooperate and assist in the calculation of the Wells Final Purchase Price and in the conduct of the review by the Accounting Firm of any proposed calculations of the Wells Final Purchase Price or the components thereof, including the making available, to the extent necessary, of books, records, work papers and personnel.

(v) Within five (5) Business Days after the date on which the Wells Final Purchase Price is determined pursuant to this Section 1.3(c):

(1) if the Wells Final Purchase Price is greater than the Wells Estimated Purchase Price, Buyer shall pay to Seller or other parties designated by Seller, a cash amount equal to such excess, by wire transfer of immediately available funds to the Seller Designated Account(s) (or such other accounts as Seller shall designate in writing to Buyer), or

(2) if the Wells Estimated Purchase Price is greater than the Wells Final Purchase Price, Seller or its designees shall pay to Buyer a cash amount equal to such deficiency, by wire transfer of immediately available funds to an account that Buyer designates in writing to Seller;

provided, however that to the extent any portion of the amounts payable as reflected on the Closing Statement is not disputed pursuant to a Purchase Price Dispute Notice, such undisputed portion shall be paid by the applicable party within five (5) Business Days after receipt of the Purchase Price Dispute Notice.

(vi) Any amount paid pursuant to this Section 1.3(c) shall be (A) increased by an amount calculated as interest on such amount, compounded daily, at the Applicable Rate from the Closing Date to and including the date of payment based on a 365-day year, (B) made by wire transfer of immediately available funds to an account designated by the receiving party and (C) treated as an adjustment to the Wells Final Purchase Price for tax reporting purposes.

(d) Accounting Procedures. The Wells Estimated Purchase Price, the Proposed Purchase Price Calculations, the Wells Final Purchase Price and the calculations contained therein shall be determined based on the combined balance sheet of the Transferred Entities as at the Calculation Time, prepared in accordance with the Accounting Principles, consistently applied and the methodologies and notes for the sample calculations of the Wells Closing Date Net Working Capital set forth in Exhibit A, except that such statements, calculations and determinations: (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) shall be based on facts and circumstances as they exist as at the Calculation Time and shall exclude the effect of any act, decision or event occurring after such time, (iii) shall follow the defined terms contained in this Agreement, whether or not consistent with GAAP, and (iv) shall calculate any reserves, accruals or other non-cash expense items on a daily accrual (as opposed to monthly accrual) basis to account for a Calculation Time that occurs on any date other than the last day of a calendar month. For the avoidance of doubt, in the event that there is any inconsistency between the Accounting Principles and the methodologies and notes for the sample calculation of the Wells Closing Date Net Working Capital as set forth in Exhibit A, the methodologies and notes for the sample calculation of the Wells Closing Date Net Working Capital set forth in Exhibit A shall apply. For the avoidance of doubt, no amount shall be double-counted in calculating the amounts comprising either the Wells Estimated Purchase Price or the Wells Final Purchase Price.

Section 1.4 Tax Withholding. Notwithstanding anything to the contrary in this Agreement, Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the Wells Estimated Purchase Price, any payment made by Buyer pursuant to Section 1.3(c) and any other payment otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment and, to the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Buyer represents that it has no knowledge of any required deduction or withholding under Japanese Law with respect to payments made by Buyer pursuant to this Agreement; provided that, subject to the next sentence, in the event that Buyer is subsequently required to make any such deduction or withholding with respect to any payment made by Buyer pursuant to this Agreement, nothing in this Agreement shall affect or limit any right of Buyer to make such deduction or withholding. Buyer shall provide Seller with notice of any intention to deduct or withhold Tax pursuant to this Section 1.4 reasonably in advance of such deduction or withholding and shall cooperate with Seller as may reasonably be requested to avoid, reduce or mitigate any requirement of deduction or withholding.

Article 2

Representations and Warranties of Seller

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Buyer as of the date of this Agreement and, other than representations expressly made only as of the date hereof, as of the Closing Date (if the Closing occurs), assuming for the purposes of such representations and warranties that (i) the Post-Signing Restructuring Actions have occurred prior to the execution and delivery of this Agreement and (ii) those representations and warranties made as of the Closing Date are made subject to any supplemental disclosure made pursuant to Section 4.14, as follows:

Section 2.1 Organization and Power. Seller, each of its Affiliates that is a party to an Ancillary Agreement, and each of the Transferred Entities (a) is a legal entity of the type described in Schedule A, duly organized, validly existing and in good standing (or the equivalent thereof, where such concept is recognized) under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its material properties and to carry on the Business; and (b) is duly qualified or licensed to do business and is in good standing (or the equivalent thereof, where such concept is recognized) in the jurisdictions in which the property and assets owned, leased or operated by such Person, or the nature of the business conducted by such Person, makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.

Section 2.2 Authorization.

(a) Seller and each of its Affiliates that is a party to an Ancillary Agreement have all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Seller and such Affiliates of Seller are parties and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Seller and the execution and delivery of each Ancillary Agreement and the consummation of the transactions contemplated thereby will have been, prior to the Closing, duly authorized by all requisite corporate or limited liability company action, as the case may be, of each Affiliate of Seller that is a party to such Ancillary Agreement. This Agreement has been, and the Ancillary Agreements will be, duly executed and delivered by Seller and such Affiliates of Seller, and constitutes (and each Ancillary Agreement when so executed and delivered will constitute) a valid, legal and binding agreement of Seller and such Affiliates of Seller (assuming that this Agreement has been, and the Ancillary Agreements will be, duly and validly authorized, executed and delivered by the other parties thereto), enforceable against Seller and such Affiliates of Seller in accordance with their terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(b) Assuming the truth and accuracy of the representations and warranties of Buyer set forth in Section 3.2(b), no notices to, filings with or authorizations, consents or approvals of any Governmental Authority are necessary for the execution, delivery or performance by Seller of this Agreement or the Ancillary Agreements to which Seller or any of its Affiliates is a party or the consummation of the transactions contemplated hereby or thereby by Seller or such Affiliates of Seller, except for (i) compliance with and filings under the HSR Act and any other applicable Competition Laws, (ii) those the failure of which to obtain or make would not be material to the Business and (iii) those that may be required solely as a result of facts specific to Buyer and its Affiliates.

Section 2.3 Non-Contravention. The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller or its Affiliates is a party and the performance of Seller and such Affiliates of Seller’s obligations hereunder and thereunder (including the consummation of the transactions contemplated hereunder and thereunder) do not (a) result in any violation or breach of or default under, any provision of the Organizational Documents of Seller, any such Affiliates of Seller or any Transferred Entity, (b) assuming compliance with the matters referred to in Section 2.2(b), violate any applicable Law of any Governmental Authority having jurisdiction over Seller, any of such Affiliates or any Transferred Entity, except as would not be material to the Business (c) require any consent of or other action by any Person under, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract or other agreement or contract necessary for the performance by Seller and its Affiliates of their obligations under the Transitional Services Agreement and IP License Agreement, or (d) except as contemplated by this Agreement, result in the creation or imposition of any material Lien other than Permitted Liens on any asset of any Transferred Entity.

Section 2.4 Capitalization; Title to Shares.

(a) For each Transferred Entity, Section 2.4(a) of the Seller Disclosure Letter sets forth (i) the nature of the Equity Interests held by Seller, directly or indirectly, in such Transferred Entity, and if applicable, the par value thereof, (ii) the direct holder of the Equity Interests of such Transferred Entity, (iii) the total number of such Equity Interests that are outstanding, and (iv) the percentage of the outstanding Equity Interests held by Seller or other Transferred Entities. The Equity Interests have been duly authorized and validly issued, are owned free and clear of any Liens (other than those arising under this Agreement or existing under Indebtedness to be repaid at Closing or arising under the Credit Agreement), and at Closing will be owned free and clear of all Liens (other than, in each case, those arising under applicable securities Laws). The Selling Subsidiary holds good title to and full beneficial ownership of the Shares, and upon delivery of such Shares against payment therefor pursuant to the terms of this Agreement, Buyer will receive good title to the Shares, free and clear of all Liens (other than those arising under applicable securities Laws or those imposed by or on behalf of Buyer).

(b) There are outstanding (i) no other equity securities of any Transferred Entity, (ii) no securities of any Transferred Entity convertible into or exchangeable for equity securities of any Transferred Entity, and (iii) no options, warrants or other rights to acquire from any Transferred Entity and no obligations of any Transferred Entity to issue, any equity securities or securities convertible into or exchangeable for equity securities of any Transferred Entity or (iv) no equity appreciation, phantom equity, profit participation or similar rights with respect to any equity securities of any Transferred Entity (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as the “Transferred Entity Securities”).

(c) The copies (and, where only a translation has been provided, the translation) of the organizational documents of the Transferred Entities, which have been made available to Buyer, are true, accurate and complete (except in the case of the translations, which are true, accurate and complete in all material respects). There are no stockholder agreements, voting trusts or proxies or other agreements or understandings in effect with respect to any securities of any Transferred Entity. None of the Equity Interests were issued in violation of any preemptive rights.

Section 2.5 Ownership Interests. Section 2.5 of the Seller Disclosure Letter lists any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any other Person (other than a Transferred Entity) that are owned by any Transferred Entity.

Section 2.6 Management Accounts and Financial Statements.

(a) Seller has delivered to Buyer true and complete copies of (i) combined unaudited statements of income of the Business for the twelve (12)-month periods ended December 31, 2014 and December 31, 2013 and (ii) combined unaudited balance sheets of the Business as of December 31, 2014 (the “Balance Sheet”) and December 31, 2013 ((i) and (ii) together, the “Management Accounts”). The Management Accounts have been prepared based on the books and records of Seller, Selling Subsidiary and their Affiliates (including the Transferred Entities) and such books and records have been regularly maintained in the ordinary course by the management of the Business to be able to prepare combined statements of income and combined balance sheets of the Business. To the Knowledge of Seller, the Management Accounts have been prepared consistent with the accounting policies, practices and methodologies used in the preparation of the audited consolidated financial statements of the Seller and its Subsidiaries for the years ended December 31, 2014 and December 31, 2013 (“Financial Statements”), consistently applied, to the extent applicable to the Business. The Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the consolidated financial position and operating results of the Seller and its Subsidiaries as of the dates thereof and for the periods covered thereby. Seller has made available to Buyer true and complete copies of all external auditors’ reports and management representation letters delivered in connection with the external audit of the Financial Statements since January 1, 2013. Seller has made available to Buyer copies of all internal audit reports related to the Business since January 1, 2013.

(b) Seller has delivered to Buyer true and complete copies of the most recent audited financial statements (including any auditor’s report or cover letter thereto) of Seller Guarantor.

(c) Except as set forth on Section 2.6(c) of the Seller Disclosure Letter, as of December 31, 2014, assuming the Post-Signing Restructuring Actions had occurred immediately prior to such date, there were no Liabilities of UCI Acquisition Holdings (No. 2) Corp that would have been required to be disclosed on a balance sheet prepared in accordance with GAAP (as applied in the Financial Statements).

Section 2.7 Other Liabilities.

(a) Except for liabilities and obligations (i) incurred in the ordinary course of business since the Balance Sheet Date, (ii) reflected or reserved for on the Balance Sheet, (iii) disclosed in the Seller Disclosure Letter, (iv) incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein or (v) that would not be required to be disclosed on a balance sheet prepared in accordance with GAAP (as applied in the Financial Statements) for the Transferred Entities, since the Balance Sheet Date, the Transferred Entities have not incurred any liabilities or obligations that would reasonably be expected to be material to the Transferred Entities.

(b) (i) The Holding Companies have, since their formation, existed and operated solely for the purpose of holding Equity Interests and engaging in the transactions contemplated by this Agreement and the Ancillary Agreements and have not engaged in any other material operations; (ii) the Wells Operating Companies have, since their formation, existed and operated solely for the purpose of engaging in the Business and have not engaged in any other material operations; and (iii) the Transferred Entities do not engage in any material operations other than the Business.

(c) Except as set forth on Section 2.7(c) of the Seller Disclosure Letter, as of December 31, 2014, assuming the Post-Signing Restructuring Actions had occurred immediately prior to such date, there were no Liabilities of UCI Investments, L.L.C. As of the Closing Date, neither UCI Acquisition Holdings (No. 2) Corp nor UCI Investments, L.L.C., shall be subject to any Liability that would be included in the calculation of Wells Closing Date Net Working Capital if Exhibit A included such entities in such calculation.

Section 2.8 Absence of Certain Changes. During the period beginning on the Balance Sheet Date and ending on the date of this Agreement, (i) there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect, (ii) the Business has been conducted in the ordinary course substantially consistent with past practices and (iii) neither Seller nor any Transferred Entity, in each case only as it relates to the Business, has taken or agreed to take any action that, if taken or agreed to after the date hereof without Buyer’s consent, would be a violation of Section 4.1, except in the case of clauses (ii) and (iii) as disclosed in Section 2.8 of the Seller Disclosure Letter.

Section 2.9 Material Contracts.

(a) Section 2.9 of the Seller Disclosure Letter, subject to the limitations set forth therein, lists the following contracts of the Business or that any Transferred Entity is a party to or bound by as of the date of this Agreement, except for this Agreement (collectively, subject to clause (i) below, the “Material Contracts”):

(i) any agreement relating to any incurrence, assumption or guarantee of Indebtedness (it being understood that any such agreement relating to Indebtedness to be repaid as of Closing or Indebtedness as to which the Transferred Entities are to be released from obligations as of Closing pursuant to Section 1.2(c) are hereby disclosed for informational purposes only and shall not constitute Material Contracts for any purposes of this Agreement other than disclosure under this clause 2.9(a)(i));

(ii) any joint venture agreement or partnership agreement or other similar agreements or arrangements;

(iii) any agreement or series of related agreements, including any option agreement, (a) relating to the acquisition or disposition of any business, capital stock or assets of any other Person (whether by merger, sale of stock, sale of assets or otherwise) under which material rights or obligations exist, or (b) for the sale or exclusive license of any material assets of the Business (other than inventory) or for the furnishing of services other than in the ordinary course of business consistent with past practice;

(iv) any agreement that (a) contains material exclusivity obligations or restrictions binding on any Transferred Entity or limits or purports to limit the ability of any Transferred Entity to compete in any line of business, with any Person, in any industry or geographical area or during any period of time; or (b) contains material exclusivity obligations or restrictions, or limits or purports to limit the ability of any entity engaged in the Business to compete in any aspect of the Business with any Person, in any industry or geographical area or during any period of time;

(v) any agreement with the top ten customers of the Business (based on aggregate total sales in U.S. dollars by the Business for the twelve (12)-month period ended March 31, 2015) (“Key Customers”);

(vi) Real Property Leases;

(vii) any agreement with the top ten suppliers of the Business (based on aggregate total purchases in U.S. dollars by the Business for the twelve (12)-month period ended March 31, 2015) (“Key Suppliers”);

(viii) any contract involving a remaining commitment by the Transferred Entities to pay capital expenditures in excess of $1,000,000;

(ix) the factoring agreements for the sale of receivables with respect to the Key Customers;

(x) any agreement under which the Business has (a) made payments in excess of $1,000,000 in the last fiscal year or has made or anticipates making payments in excess of $1,000,000 in the current fiscal year (other than purchase orders or invoices entered into in the ordinary course of business and ordinary course trade payables and trade receivables negotiated on an arms’ length basis); or (b) received payments in excess of $1,000,000 in the last fiscal year or has made or anticipates receiving payments in excess of $1,000,000 in the current fiscal year (other than sales orders or invoices entered into in the ordinary course of business);

(xi) any contract requiring any Transferred Entity or entity conducting the Business to (a) make a minimum payment of at least $100,000 for, or purchase a minimum quantity of goods and services for at least $100,000 from, third party suppliers irrespective of usage (excluding any commercially available off-the-shelf licenses) or (b) offer to any customer of the Business the lowest price and/or best terms offered to any other customer for the same products or services;

(xii) any agreement that provides for agency, sales representative, distribution or similar arrangements;

(xiii) any collective bargaining agreement, employee association agreement or other agreement with any labor union, employee representative group, works council or similar collection of employees, other than Labor Contracts;

(xiv) any material agreement relating to (a) the off-site transport, treatment, storage or disposal of Hazardous Substances, or (b) (1) any environmental liability (including the presence or the release of Hazardous Substances) at, on, under or emanating from, (2) any violation or alleged violation of or liability under, any Environmental Law, or (3) any remedial action required under any Environmental Law, in each instance in respect of any Real Property or facility or property formerly owned or operated by the Business, any Transferred Entity or their predecessors;

(xv) any Affiliate Agreements;

(xvi) the Restructuring Agreements; and

(xvii) any Key Employment Agreement.

(b) Each Material Contract is in full force and effect and a valid and binding agreement of a Transferred Entity that is a party thereto and any of Seller and its Affiliates that are parties thereto (except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought), and none of Seller, any of its Affiliates, any Transferred Entity or, to the Knowledge of Seller, any other party thereto is in default or breach in any material respect under (or is as of the date of this Agreement alleged to be in default or breach in any material respect under) the terms of, or as of the date of this Agreement has provided or received any notice of any intention to terminate or materially adversely modify, any such Material Contract, and, to the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a material event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any material right or obligation or the loss of any material benefit thereunder. As of the date hereof, the Business has not received any written notice from any Key Customer or Key Supplier to the effect that any such Key Customer or Key Supplier intends to terminate or materially adversely modify its relationship with the Business. Subject to the limitations set forth in Section 2.9 of the Seller Disclosure Letter, Seller has made available to Buyer true and complete copies of each Material Contract, including all amendments, supplements, exhibits, schedules, addenda and restatements thereto and thereof. Except as set forth in Section 2.9(b) of the Seller Disclosure Letter, no Material Contract is a Shared Contract or Excluded Contract.

(c) None of the Transferred Entities are parties to or otherwise bound by or obligated under any hedging transactions or other arrangements that are similarly designed to alter the risks arising from fluctuations in interest rates, currency values or commodity prices.

Section 2.10 Properties.

(a) Owned Real Property. Section 2.10(a) of the Seller Disclosure Letter sets forth a list of all land owned by Seller or its Affiliates and used or held for use primarily in connection with the operation of the Business (the “Owned Real Property”). The Transferred Entity listed on Section 2.10(a) of the Seller Disclosure Letter with respect to each Owned Real Property owns good, valid and marketable fee simple title to such Owned Real Property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, which shall be free and clear of all Liens, except for Permitted Liens, at Closing. The Owned Real Property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, is used exclusively in connection with the operation of the Business, and no Transferred Entity has granted to any Person, and there is not outstanding, any lease, sublease or other right to use or occupy the same or any portion thereof. Other than the right of the Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein. No Transferred Entity owns or has ever owned any real property other than the Owned Real Property or is a party to any agreement or option to purchase any real property or interest therein.

(b) Leased Real Property. Section 2.10(b) of the Seller Disclosure Letter sets forth a list of all leases, subleases, licenses, occupancy agreements or similar agreements with respect to real property used or held for use by Seller and its Affiliates primarily in connection with the operation of the Business (“Real Property Leases”, and all real property leased or subleased under the Real Property Leases, “Leased Real Property”). Each Leased Real Property is used exclusively in connection with the operation of the Business and neither Seller, its Affiliates nor any Transferred Entity is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to any Person the right to the possession, use or occupancy of any Leased Real Property or any portion thereof. Except for the Real Property Leases and as set forth in Section 2.10(b) of the Seller Disclosure Letter, (a) no Transferred Entity leases or, in the ten years prior to the date of this Agreement, has leased any real property, and (b) to the Knowledge of Seller, no Transferred Entity leased any real property more than ten years prior to the date of this Agreement.

(c) The Transferred Entity listed on Section 2.10(a) or Section 2.10(b) respectively of the Seller Disclosure Letter as owner of each Owned Real Property or lessee under each Real Property Lease has sufficient rights of ingress and egress to and from the buildings, structures and improvements (together, the “Structures”) located on the Owned Real Property or the Leased Real Property, as applicable, and to the public street systems for all usual street, road and utility purposes for the conduct of the Business. To the Knowledge of Seller, the Structures have adequate access to all water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any applicable Law sufficient for the current use and operation thereof. To the Knowledge of Seller, the ownership (in the case of the Owned Real Property), occupancy, use and operation of the Owned Real Property, the Leased Real Property and the Structures located thereon do not violate, in any material respect, any applicable deed restrictions or other covenants, restrictions, existing site plan approvals, zoning or subdivision regulations or urban development plans applicable to the Owned Real Property or Leased Real Property and such Structures. None of the Owned Real Property or the Leased Real Property has suffered any material damage by fire or other casualty which has not been repaired and restored in all material respects prior to the date hereof except as otherwise disclosed in the Seller Disclosure Letter. Neither Seller nor any applicable Transferred Entity has received written notice of any current or, to the Knowledge of Seller, threatened, regulatory proceedings, administrative actions, condemnation, appropriation, eminent domain or similar proceedings relating to any portion of the Owned Real Property or the Leased Real Property.

(d) Personal Property. Except as listed on Section 2.10(d) of the Seller Disclosure Letter, the Transferred Entities have good, valid and exclusive title to, or otherwise have the right to use pursuant to a valid lease or similar contractual arrangement, all of the Business Assets, in each case, free and clear of any Liens other than Permitted Liens.

(e) Inventory. As of the Closing Date, none of the Inventory included in the assets of a Transferred Entity will bear any Seller Marks.

(f) Operating Condition. To the Knowledge of Seller, the Structures and plants and equipment of the Business, taken in the aggregate, are in a state of operating condition and repair suitable for and capable of operating the Business in a manner materially consistent with the manner in which the Business has been operated in the twelve months prior to the Closing Date, ordinary wear and tear excepted.

Section 2.11 Intellectual Property. Section 2.11 of the Seller Disclosure Letter lists all applications and registrations for trademarks, copyrights, service marks, domain names and patents that are primarily related to the conduct of the Business or otherwise owned by any Transferred Entity. Each of the items set forth in Section 2.11 of the Seller Disclosure Letter and each of the material unregistered trademarks, copyrights, trade names, service marks and trade secrets that is primarily related to the conduct of the Business or otherwise owned by any Transferred Entity (collectively, the “Owned Intellectual Property”) is solely owned by the applicable Transferred Entity, free and clear of all Liens except for Permitted Liens. To the Knowledge of Seller, the conduct of the Business does not infringe on or misappropriate the trademark, patent, copyright or trade secret rights of any Person. As of the date of this Agreement, no written notice or claim has been received by Seller, any Transferred Entity, or any entity conducting the Business in the last 12 months alleging that the Business is infringing on or has misappropriated the trademark, patent, copyright or trade secret rights of any Person. To the Knowledge of Seller, the Owned Intellectual Property is valid and subsisting. As of the date hereof, there are no pending, or to the Knowledge of Seller, threatened, actions, suits, or proceedings opposing or attempting to cancel any rights in any Owned Intellectual Property or challenging the use, ownership or enforceability of any Owned Intellectual Property. To the Knowledge of Seller, there is no infringement or misappropriation material to the Business by any Person of the Owned Intellectual Property. Section 2.11 of the Seller Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all licenses pursuant to which (i) any Person is directly licensed the use of any Owned Intellectual Property excluding, for the avoidance of doubt, sublicenses of Owned Intellectual Property by a third Person to another third Person, or (ii) any Person permits the use of any trademarks, service marks, trade names, domain names, copyrights, patents or trade secrets in the conduct of the Business, excluding in the case of clauses (i) and (ii) any licenses with any third Person for commercially available off-the-shelf software or that involve annual royalties, fees or payments of less than $10,000. Except for licenses listed in Section 2.11 of the Seller Disclosure Letter as royalty bearing or any licenses not required to be listed thereon, there are (and upon Closing, will be) no royalties, fees, or other payments payable by Seller, its Affiliates or any Transferred Entity to any Person by reason of the ownership, use, license, sale, or disposition of any Owned Intellectual Property. To the Knowledge of Seller, commercially reasonable actions have been taken to maintain and protect, in all material respects, the Owned Intellectual Property.

Section 2.12 Litigation.

(a) As of the date hereof, (i) there is no Litigation pending or, to the Knowledge of Seller, threatened in writing against or involving a Transferred Entity or relating to the Business and (ii) there is no outstanding order, writ, injunction or decree issued against or involving a Transferred Entity or the Business, in each case, which, if determined adversely, would result in damages in excess of $1,000,000, individually or in the aggregate, or which seek material equitable relief relating to the Business or any Transferred Entity or its assets.

(b) (i) As of the date hereof, since January 1, 2012, neither the Seller nor its Affiliates (in relation to the Business), any Transferred Entity, or any asset of any Transferred Entity or the Business have been subject to any material investigation or order of a Governmental Authority either to the Knowledge of Seller or that was the subject of a notice sent to Seller or any of its Affiliates (including any Transferred Entity), and (ii) to the Knowledge of Seller, there are no such material investigations or orders threatened to be undertaken or imposed.

(c) As of the date hereof, and except as described in Section 2.12(c) of the Seller Disclosure Letter, no products manufactured or sold by a Transferred Entity or the Business, are the subject of, or are reasonably expected to become the subject of, as of the date hereof, any recall or field action. For each such disclosed recall or field action, Section 2.12(c) of the Seller Disclosure Letter states a true and accurate summary of the status of such recall or field action.

(d) Perry Settlement. Wells Manufacturing, L.P. has paid all amounts required to be paid pursuant to its settlement in the matter of Perry v. Wells Manufacturing, L.P.

Section 2.13 Compliance with Laws; Licenses and Permits.

(a) Since January 1, 2012, except as would not be material to the Business (i) the Business has been operated in compliance with applicable Law and orders of Governmental Authorities applicable to the Business, Seller and its Affiliates (as relates to the Business), any Transferred Entity, any Business Employees or other employees of the Business, any assets of any Transferred Entity and (ii) Seller and its Affiliates have not received any written notice of any violation or alleged violation of any such Law or orders of Governmental Authorities.

(b) The Transferred Entities hold all material licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities necessary for the lawful conduct of the Business as presently being conducted (the “Permits”). The Permits are valid and in full force and effect, no Transferred Entity is in material violation or default under the Permits and none of the Permits will be terminated as a result of the transactions contemplated hereby. Since January 1, 2012, the Business has not been conducted in material violation or material default of the Permits, and Seller and its Affiliates have not received any written notification, charge, claim or assertion from any Governmental Authority alleging any violation of the Permits.

(c) None of the Transferred Entities, or any employee, officer, director, agent or representative of the Transferred Entity has, in connection with or acting on behalf of the Business, (a) made or offered any unlawful payment, or offered or promised to make any unlawful payment, or provided or offered or promised to provide anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, for the purpose of (i) influencing any act or decision of a government official in his or her official capacity, (ii) inducing a government official to do or omit to do any act in violation of his or her lawful duties or (iii) inducing a government official to influence or affect any act or decision of any Governmental Authority, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) taken any other action or made any omission; in each case in violation of any law applicable to the Transferred Entities governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials, including, if applicable, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd 1, et seq., the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”), or (d) made any payment to any customer or supplier of the Business or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier. Since January 1, 2012, neither Seller, its Affiliates nor any Transferred Entity has, in connection with or relating to the Business, received any written notice (or to the Knowledge of Seller, any other type of notice) alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law.

(d) Each of the Transferred Entities are and have been in compliance with all applicable statutory and regulatory requirements relating to economic sanctions or embargoes, including all laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”). None of the Transferred Entities is party to any contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury, in each case to the extent OFAC Laws apply to such Transferred Entity. The Business has established internal controls and procedures intended to ensure compliance with all applicable OFAC Laws. Since January 1, 2012, none of the Transferred Entities has received from any Governmental Authority or any other Person any written notice of any material violation or alleged material violation of any OFAC Laws and to the Knowledge of Seller, there are no actions, conditions or circumstances pertaining to any of the transactions of the Transferred Entities or the Business that would reasonably be expected to give rise to any material Liability of any of the Transferred Entities for violation of any OFAC Laws.

(e) Each of the Transferred Entities are and have been in compliance in all material respects with all applicable statutory and regulatory requirements relating to export and import laws, including the laws administered by the United States Department of Commerce Bureau of Industry and Security (collectively “Export Laws”). Each Transferred Entity has obtained all material export licenses and other material approvals required for its exports of products, software and technologies from the United States and all other jurisdictions where such licenses or approvals are required by applicable Export Laws and has established internal controls and procedures intended to ensure compliance with all applicable Export Laws. None of the Transferred Entities are engaged in activities subject to the International Traffic in Arms Regulations (codified at 22 CFR, Parts 103, 120-130). None of the Transferred Entities has received from any Governmental Authority or any other Person any written notice of any material violation or alleged material violation of any applicable Export Laws and to the Knowledge of Seller there are no actions, conditions or circumstances pertaining to any of the transactions of the Transferred Entities that would reasonably be expected to give rise to any material Liability of any of the Transferred Entities for violation of any Export Laws.

(f) Seller makes no representation or warranty in this Section 2.13 with respect to environmental matters, employee benefit matters or Tax matters, which matters are exclusively addressed in Section 2.14, Section 2.15, Section 2.16 and Section 2.17.

Section 2.14 Environmental Matters.

(a) Except as set forth in Section 2.14 of the Seller Disclosure Letter or as would not be material to the Business:

(i) The Transferred Entities are, and since January 1, 2012 have been, in compliance with all applicable Environmental Laws.

(ii) The Transferred Entities are, and since January 1, 2012 have been, in possession of, and in compliance with, all Permits that are required pursuant to applicable Environmental Laws.

(iii) Since January 1, 2012 and until the date hereof, none of the Transferred Entities have received from any Governmental Authority any written notice of violation of any Environmental Law the substance of which has not been resolved.

(iv) As of the date hereof, no action or proceeding is pending or, to the Knowledge of Seller, threatened in writing against any of the Transferred Entities under any Environmental Law.

(v) None of Seller, its Affiliates or the Transferred Entities, and to the Knowledge of Seller any other Person, has released Hazardous Substances at any Real Property except as permitted by applicable Environmental Laws.

(vi) There are no conditions at any Real Property for which any of the Transferred Entities has an obligation to undertake any cleanup pursuant to applicable Environmental Laws.

(vii) To the Knowledge of Seller, there are no conditions at any property leased by a Transferred Entity more than ten years prior to the date of this Agreement with regard to which any Transferred Entity has an obligation to undertake any cleanup pursuant to applicable Environmental Laws.

(viii) To the Knowledge of Seller, no Person has released Hazardous Substances at any property leased by a Transferred Entity more than ten years prior to the date of this Agreement except as permitted by applicable Environmental Laws.

(b) This Section 2.14 contains the sole and exclusive representations made by Seller relating to matters arising under Environmental Laws.

Section 2.15 Employees, Labor Matters, etc. Section 2.15(1) of the Seller Disclosure Letter contains a true and complete list, as of the date hereof, of (i) the name, job title, employing entity and primary work location of each Business Employee, (ii) the applicable severance policy of each Business Employee and (iii) the name, job title, employing entity, and primary work location of each of the Retained Employees. Except for the Retained Employees, there are no employees of any Transferred Entity who are not Business Employees. None of the Transferred Entities is a party to or is otherwise bound by any collective bargaining agreement, and there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent or organize any employees employed by any of the Transferred Entities, except as set forth on Section 2.15 of the Seller Disclosure Letter. As of the date of this Agreement there is no pending or, to the Knowledge of Seller, threatened strike, slowdown, picketing or work stoppage by, or lockout of, or other similar labor activity or organizing campaign with respect to, any Business Employee. Each Transferred Entity (and with respect to Business Employees, each Chinese Entity and United Components, LLC) is and since January 1, 2012 has been in compliance in all material respects with all terms of employment of Business Employees and applicable Laws respecting labor, employment, mandatory social security, fair employment practices, terms and conditions of employment, employee classification and wages and hours. With respect to the transactions contemplated by this Agreement, any notice that Seller or any of its Affiliates are required to give under any labor law or any collective bargaining agreement (including any work council) has been or will be given in a timely manner and all bargaining obligations with any employee(s) or any employee representative(s) have been or prior to Closing will be satisfied. Section 2.15(3) of the Seller Disclosure Letter contains a true and accurate summary, as of the date hereof, of the status of the matter described therein.

Section 2.16 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 2.16(a) of the Seller Disclosure Letter lists all material Benefit Plans other than the International Plans (the “U.S. Benefit Plans”), and separately identifies each Transferred Benefit Plan other than the International Plans (the “U.S. Transferred Benefit Plans”). With respect to each such U.S. Benefit Plan, Seller has made available to Buyer copies, to the extent applicable, of (i) the plan and trust documents and the most recent summary plan description, (ii) the most recent annual report (Form 5500 series), (iii) the most recent actuarial reports and financial statements and (iv) the most recent IRS determination or opinion letter.

(b) No U.S. Benefit Plan is a Multiemployer Plan, a plan that is subject to Title IV of ERISA, a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which any Transferred Entity could incur Liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”), a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or a “funded welfare plan” within the meaning of Section 419 of the Code. There has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any U.S. Transferred Benefit Plan. No Transferred Entity has incurred any material liability under, arising out of or by operation of Title IV of ERISA, other than routine claims for benefits and any Liabilities for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course of business consistent with past practice, and any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan. No “reportable event,” as such term is used in Section 4043 of ERISA, “accumulated funding deficiency,” as such term is used in Sections 412 or 4971 of the Code or Section 302 of ERISA, or application for or receipt of a waiver from the IRS of any minimum funding requirement under Section 412 of the Code has occurred with respect to any U.S. Transferred Benefit Plan. No U.S. Benefit Plan provides health or other welfare benefits to former employees of any Transferred Entity other than health continuation coverage pursuant to Section 4980B of the Code or applicable Law.

(c) Each U.S. Transferred Benefit Plan has been maintained and administered in all material respects in compliance with its terms, the applicable requirements of ERISA, the Code and any other applicable Law.

(d) Other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened material claims by or on behalf of any participant in any of the U.S. Transferred Benefit Plans, or otherwise involving any U.S. Transferred Benefit Plan or the assets of any U.S. Transferred Benefit Plan.

(e) No U.S. Benefit Plan or non-material Benefit Plan: (i) provides for the payment of separation, severance, termination or similar-type benefits to any Person; (ii) provides for the payment of separation, severance, termination or similar-type benefits solely or partially as a result of the transactions contemplated by this Agreement; or (iii) obligates the Seller to make any payment or provide any benefit as a result of the transactions contemplated by this Agreement, in each of the above cases described in clauses (i)-(iii), other than as required by Law.

(f) International Plans. Section 2.16(f) of the Seller Disclosure Letter lists each material Benefit Plan that is maintained outside the U.S. or is otherwise subject to non-U.S. Laws (the “International Plans”), and separately identifies each Transferred Benefit Plan that is an International Plan (the “International Transferred Benefit Plans”). With respect to each International Transferred Benefit Plan, (i) all employer and employee contributions to each International Transferred Benefit Plan required by Law or by the terms of such International Transferred Benefit Plan have been made or accrued as of the date of this Agreement and (ii) each International Transferred Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available.

(g) With respect to each U.S. Transferred Benefit Plan, all contributions, premiums or other payments required by law or by the terms of such U.S. Transferred Benefit Plan to be made or accrued as of the Closing Date have been or will be made or accrued on or before their due dates. Except as set forth on Schedule 2.16(g) of the Seller Disclosure Schedule, as of the last day of the most recently completed plan year, no U.S. Transferred Benefit Plan that is subject to Title IV of ERISA had an “unfunded benefit liability” within the meaning of Section 4001(a)(18) of ERISA. The balance sheet as of December 31, 2014 that is part of the Financial Statements reflects unfunded aggregate liabilities for the U.S. Transferred Benefit Plans disclosed on this Section 2.16(g) the post-retirement benefits under the United Components Group Benefit Plan, and the liabilities under the Mexico Wells Manufacturing Seniority Premium and the Mexico Wells Manufacturing Termination Indemnity, in the amounts listed on Section 2.16(g) of the Seller Disclosure Letter. For the avoidance of doubt, and without limiting the generality of Section 2.16(a)(iii), Seller has provided to Buyer prior to the date hereof true and complete copies of the actuarial valuation reports as of December 31, 2014 with respect to each of the foregoing plans.

(h) Any Business Employee who is totally and permanently disabled, as defined under Seller’s long-term disability plans, as of the Closing Date has applied for and been approved for the “waiver of premium” provision under Seller’s term life insurance contracts.

Section 2.17 Tax Matters.

(a) Filing and Payment. All material Tax Returns required to be filed by the Transferred Entities have been duly and timely filed and are complete and correct. All material Taxes required to be paid with respect to, or that could give rise to a Lien on the assets of, the Transferred Entities (whether or not shown on a Tax Return) have been duly and timely paid. All material Taxes required to be withheld by the Transferred Entities have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose

(b) Financial Records. All accounting entries (including charges and accruals) for Taxes with respect to the Transferred Entities reflected on the books of the Transferred Entities (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carry forwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which the Transferred Entities ordinarily record items on their respective books and records maintained in the ordinary course of business.

(c) Procedure and Compliance. As of the date hereof: (i) no written agreement waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes, in each case, currently in effect, of the Transferred Entities, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Governmental Authority; (ii) no material Taxes of the Transferred Entities are under audit, examination or investigation by any Governmental Authority and (iii) no Governmental Authority has asserted in writing any deficiency, adjustment or claim with respect to material Taxes against the Transferred Entities with respect to any taxable period for which the period of assessment or collection remains open.

(d) Closing Agreements. None of the Transferred Entities has received or applied for a material Tax ruling or entered into a material closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon any of the Transferred Entities after the Closing Date.

(e) Certain Events. None of the Transferred Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Tax Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of any state, local or foreign Tax Law) arising on or prior to the Closing Date, (iv) deferred cancellation of indebtedness income arising on or prior to the Closing Date or (v) prepaid amount received on or prior to the Closing Date (except to the extent such prepaid amount creates an offsetting current liability included in the Wells Closing Date Net Working Capital).

(f) Listed Transactions. None of the Transferred Entities has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) (or any similar provision of state, local or foreign Tax Law) within the last five years.

(g) Tax Liens. No Liens for Taxes are currently in effect against any Transferred Entities other than Permitted Liens.

(h) Transfer Pricing. No Transferred Entity is or has been a party to a transaction, contract or other arrangement that is in conflict with the applicable Tax Laws on transfer pricing in any relevant jurisdiction.

(i) Tax Sharing Agreement; Tax Group. No Transferred Entity (i) is a party to or bound by any material Tax sharing, indemnity or similar contract or has material liability under any such contract; (ii) is now, or has ever been, a member of a consolidated, combined, unitary or aggregate group for Tax purposes with any Person other than Seller or its Affiliates; or (iii) has material liability for the Taxes of any other Person (other than Seller or its Affiliates) under U.S. Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise.

(j) Tax Nexus. No material claim has been made by a Tax authority where a Transferred Entity does not file a particular type of Tax Return that such Transferred Entity is required to file such Tax Return or may be subject to Tax with respect to such Tax Return, nor, to the Knowledge of Seller, is there any basis for any such claim.

(k) Certain Transactions. No Transferred Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock in the two (2) years prior to the date of this Agreement intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as it relates to Section 355 of the Code).

(l) Tax Losses. There is currently no material limitation on the utilization of net operating losses, capital losses, built-in losses, Tax credits or similar items of the Transferred Entities.

(m) Wells Manufacturing, L.P. has satisfied all required conditions to be entitled to the Wisconsin Economic Development Tax Credits and Jobs Tax Credits and to have its 2014 payment obligations under the Fond du Lac County Economic Development Corporation loan agreement forgiven. To the Knowledge of Seller, no event or circumstance has occurred that would reasonably be expected to cause the credits to be denied or subject to clawback.

(n) Benefits-Related Tax Representations. Assuming that no payments agreed to between Buyer and its Affiliates (including the Transferred Entities after Closing) and any employee constitute “parachute payments” within the meaning of Section 280G of the Code, no amount that could be received (whether in cash or property or the vesting of the property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, director or other service provider of any Transferred Entity under any U.S. Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Each U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and, to the Knowledge of Seller, there are no existing circumstances or events that would reasonably be expected to result in any revocation of, or a change to, such determination letter.

(o) Section 2.16 and this Section 2.17 contain the sole and exclusive representations made by Seller relating to Taxes.

Section 2.18 Insurance.

(a) Section 2.18(a) of the Seller Disclosure Letter sets forth a complete list, as of the date hereof, of the Parent Insurances, and Seller has made available to Buyer true, accurate and complete copies of each such policy. The Transferred Entities are in compliance in all material respects with such policies (and all premiums due and payable thereon have been paid in full on a timely basis), and as of the date hereof, no written notice of cancellation, termination or revocation has been received by any Transferred Entity.

(b) Section 4.7 of the Seller Disclosure Letter sets forth a complete list of Parent Occurrence Policies. Seller and its Affiliates are in compliance in all material respects with each Parent Occurrence Policy (and all premiums due and payable thereon have been paid in full on a timely basis), and as of the date hereof no written notice of cancellation, termination or revocation of any Parent Occurrence Policy has been received by any of Seller or its Affiliates.

(c) Section 2.18(c) of the Seller Disclosure Letter sets forth as of three days prior to the date hereof a true and accurate list of each pending insurance claim related to the Business (each a “Pending Claim”) covered by the Parent Insurances. Except as noted in Section 2.18 of the Seller Disclosure Letter, the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not result in the loss of coverage or benefits of any Parent Insurances with regard to any Pending Claim.

Section 2.19 Finders’ Fees. No broker, finder, financial advisor or investment banker, other than Sawaya Segalas & Co., LLC and Nomura Securities International, Inc., in each case, whose fees shall be included in the Transaction Expenses or otherwise paid at Closing by Seller, is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s fee or commission or similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Transferred Entity.

Section 2.20 Scope of Business. As of the Closing Date and except as set forth on Section 2.20 of the Seller Disclosure Letter, and subject to the exceptions set forth in clauses (i) through (iv) of Section 2.21(a), (i) all assets, property and rights primarily or exclusively used in the conduct of the Business by Seller and its Affiliates (the “Business Assets”) are held by a Transferred Entity (or, with respect to the assets of the Wells Manufacturing Pension Plan and the Wells Manufacturing Salaried Retirement Plan, a trust maintained by Wells Manufacturing, L.P.); and (ii) (a) each Business Employee, to the extent employed by Seller or any of its Affiliates in the six (6) months prior to the date hereof, has been engaged primarily or exclusively in the conduct of the Business and (b) no employee of Seller or any of its Affiliates other than the Business Employees have been primarily or exclusively engaged in the conduct of the Business in the six (6) months prior to the date hereof.

Section 2.21 Sufficiency of Assets.

(a) Upon (i) the purchase and acquisition of the Shares in accordance with this Agreement, (ii) the receipt by Buyer of the services and benefits available or otherwise offered by UCI International LLC or its affiliates to the Transferred Entities as set forth on Exhibit A of the Transitional Services Agreement (but only to the extent of the services and benefits listed on Exhibit A as of the Closing) and the IP License Agreement, (iii) the receipt of the consents set forth on Section 2.3 of the

Seller Disclosure Letter (or consents not required to be set forth thereon due to the materiality requirements for disclosure), and (iv) replacement of cash, cash management arrangements, debt financing, insurance, letters of credit, bank accounts, guarantee, credit support and hedging arrangements that are not included in the transaction, immediately following the Closing Buyer shall have, directly or indirectly, the assets and properties (tangible or intangible) and services necessary and sufficient for the ongoing conduct in all material respects of the Business as conducted immediately prior to the Closing Date.

(b) As of the Closing, no Subsidiary of Seller, other than the Transferred Entities, shall be engaged in any material respect in the conduct of the Business.

Section 2.22 Warranties. Except as set forth in Section 2.22 of the Seller Disclosure Letter, there are no material claims pending or, to the Knowledge of Seller, threatened against Seller or its Affiliates or any Transferred Entity with respect to the quality of or absence of defects in any products or services of the Business that would reasonably be expected to give rise to a material Liability of a Transferred Entity following the Closing.

Section 2.23 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 2, neither Seller nor any Transferred Entity nor any of their respective agents, Affiliates, officers, directors, employees or representatives nor any other Person makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, on behalf of Seller, a Transferred Entity or any Affiliate of Seller or of a Transferred Entity, and each of Seller, the Transferred Entities and each of their respective Affiliates by this Agreement disclaims any such representation or warranty, whether by Seller, a Transferred Entity or any of their respective agents, Affiliates, officers, directors, employees or representatives or any other Person, notwithstanding the delivery or disclosure to Buyer, or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by Seller, a Transferred Entity or any of their respective agents, Affiliates, officers, directors, employees or representatives or any other Person with respect to any one or more of the foregoing.

Article 3

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

Section 3.1 Organization and Power. Buyer and each of its Affiliates that is a party to an Ancillary Agreement is a corporation duly organized and validly existing under the laws of Japan or its applicable jurisdiction and has all requisite corporate power and authority to carry on its business as now conducted.

Section 3.2 Authorization.

(a) Buyer and each of its Affiliates that is a party to an Ancillary Agreement has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which Buyer and such Affiliates are party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Buyer and the execution and delivery of each Ancillary Agreement and the consummation of the transactions contemplated thereby will have been, prior to the Closing, duly authorized by all requisite corporate action of Seller and/or each Affiliate of Seller that is a party to such Ancillary Agreement. This Agreement has been (and the Ancillary Agreements will be) duly and validly executed and delivered by Buyer and such Affiliates and constitutes (and each such Ancillary Agreement when so executed and delivered by Buyer and/or such Affiliates will constitute) a valid, legal and binding agreement of Buyer and such Affiliates (assuming this Agreement has been, and the Ancillary Agreements to which Buyer and its Affiliates are party will be, duly authorized, executed and delivered by the other parties thereto), enforceable against Buyer and such Affiliates in accordance with its terms, except (i) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (ii) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(b) Assuming the truth and accuracy of Seller’s representations and warranties contained in Section 2.2(b), no material notices to, filings with or authorization, consent or approval of any Governmental Authority is necessary for the execution, delivery or performance of this Agreement by Buyer or the Ancillary Agreements to which Buyer or any of its Affiliates is a party or the consummation of the transactions contemplated hereby, except for compliance with and filings under the HSR Act and any other applicable Competition Law.

Section 3.3 Non-Contravention. The execution and delivery by Buyer and its Affiliates of this Agreement and the Ancillary Agreements to which Buyer and its Affiliates are party, and the performance of Buyer’s and such Affiliates’ obligations hereunder and thereunder do not (a) conflict with or result in any violation or breach of or default under any provision of any of the Organizational Documents of Buyer or any of such Affiliates, (b) assuming compliance with the matters referred to in Section 3.2(b), violate any provision of any applicable Law or (c) require any consent of or other action by any Person under, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Buyer or any of such Affiliates is a party or by which any of them or any of their respective properties or assets may be bound.

Section 3.4 Availability of Funds. Buyer has available and will have available at Closing sufficient cash in immediately available funds to pay the Wells Estimated Purchase Price and to pay any and all other amounts payable by Buyer pursuant to this Agreement and to effect the transactions contemplated hereby.

Section 3.5 Purchase for Investment. Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment. Buyer acknowledges that the Shares have not been registered under the Securities Act or any state securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

Section 3.6 Litigation. There is no Litigation pending against, or, to the knowledge of Buyer, threatened against or affecting, Buyer before any court or arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 3.7 Finders’ Fees. Except for SMBC Nikko Securities Inc., whose fees and expenses will be paid by Buyer, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s, financial advisor’s or investment banker’s fee or commission or similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Buyer or any of its Affiliates for which Seller, a Transferred Entity or any of their respective Affiliates may become liable.

Section 3.8 No Additional Representations; Inspection. Buyer acknowledges and agrees that it (a) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the Business, assets, condition, operations and prospects of the Transferred Entities and (b) has been furnished with or given full access to such information about the Transferred Entities and the Business and operations as it has reasonably requested. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties set forth in Article 2, and Buyer acknowledges that, except for the representations and warranties set forth in Article 2, (i) neither Seller nor any of its respective directors, officers, employees, Affiliates, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, (A) as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its respective agents, representatives, lenders or Affiliates prior to the execution of this Agreement or (B) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Transferred Entities heretofore or hereafter delivered to or made available to Buyer or any of its respective agents, representatives, lenders or Affiliates and (ii) it has not been induced by or relied upon any representation, warranty or other statement, express or implied, made by Seller or any of its directors, officers, employees, Affiliates, stockholders, agents or representatives or any other Person.

Article 4

Certain Covenants

Section 4.1 Conduct of the Business. From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as expressly contemplated or permitted by this Agreement or the Ancillary Agreements or the Restructuring Agreements or as set forth in Section 2.8 or Section 4.1 of the Seller Disclosure Letter or otherwise requested or consented to in writing by Buyer, which consent shall not be unreasonably conditioned, withheld or delayed, Seller shall conduct and shall cause its Affiliates and the Transferred Entities to conduct the Business in all material respects in the ordinary course consistent with past practice and Seller shall not, and shall cause its Affiliates and the Transferred Entities not to:

(a) amend its certificate of incorporation or by-laws (or other comparable organizational documents);

(b) adopt any Benefit Plan or enter into, terminate or materially amend any Benefit Plan except in the ordinary course of business and consistent with past practice or as required pursuant to the terms of the applicable plan or agreement or applicable Law;

(c) (i) issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, pledge or encumber any Transferred Entity Securities other than to the extent required under the Credit Facilities; (ii) change the authorized or issued Transferred Entity Securities, or otherwise reclassify, combine, split, subdivide or redeem, any Transferred Entity Securities; or (iii) declare, set aside or pay any dividend or other distribution, other than the payment of cash dividends or distributions of cash by any Transferred Entity prior to Closing;

(d) make any material change to the accounting policies or practices presently used by the Transferred Entities, except as required by GAAP or applicable Law;

(e) effect any merger, consolidation recapitalization, reclassification, stock split or like change in its capitalization;

(f) (i) amend or modify in any material respect, intentionally waive or intentionally release any material rights under, or terminate any Material Contract; (ii) enter into any agreement that would be a Material Contract (including, for the avoidance of doubt, any agreement amending or replacing the Collective Bargaining Agreement between Wells Manufacturing, L.P. and UAW and its affiliated Local Union No. 646); (iii) amend any Affiliate Agreement in a manner adverse to the Business or enter into any new Affiliate Agreement; (iv) change any payment or collection practices with respect to payables or receivables of the Business (including accelerating the collection of or discounting any material accounts receivable, or delaying the payment of any material accounts payable); (v) defer any material expenses; or (vi) fail to continue to order or purchase raw materials and other supplies, each except in the ordinary course of business consistent with past practice, as required by applicable Law or as otherwise expressly permitted pursuant to another clause of this Section 4.1;

(g) incur, create, assume, guarantee or otherwise become liable for any Indebtedness in excess of $1,000,000 in the aggregate, other than (i) replacements of local working capital facilities in amounts that do not exceed the amounts of such facilities on the date hereof, (ii) replacement of letters of credit in amounts that do not exceed the amounts of such facilities on the date hereof or (iii) any Indebtedness that will be repaid and/or as to which the Transferred Entities shall be released from obligations thereunder pursuant to Section 1.2(c), or permit or allow the Owned Real Property or any assets of the Business or the Transferred Entities to be subjected to any Lien, other than Permitted Liens;

(h) other than in the ordinary course of business consistent with past practices, make any loans, advances or capital contributions to, or investments in, any other Person;

(i) make any capital expenditures or commitments for capital expenditures, other than in the ordinary course of business consistent with past practice or pursuant to the Transferred Entities’ current capital expenditures budgets, or enter into any new line of business;

(j) sell, assign, transfer, convey, lease, pledge (other than any Permitted Lien), mortgage (other than any Permitted Lien), encumber (other than any Permitted Lien), intentionally waive, abandon or otherwise dispose of any properties, rights, claims or assets of the Business or any Transferred Entity, in each case other than in the ordinary course of business consistent with past practice;

(k) acquire or enter into an agreement to acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or division thereof;

(l) make any material election relating to Taxes; adopt or change any material accounting method relating to Taxes; file any material amendment to any Tax Return; enter into any closing agreement with any Tax authority; settle or compromise any material claim or assessment relating to Taxes; or consent to any extension or waiver of the limitations period applicable to any material Taxes or Tax Returns, in each case other than in the ordinary course of business consistent with past practice or as required by GAAP or applicable Law;

(m) (i) make or grant any general or special wage or salary increase (other than in the ordinary course of business and consistent with past practice since January 1, 2012), (ii) make any increase in the payments of benefits under any Benefit Plan, (iii) take any action with respect to the grant of any material severance or termination pay (other than pursuant to policies or agreements in effect on the date of this Agreement) which will become due and payable after the Closing Date, and (iv) enter into any material employment, consulting or similar agreement or amend any existing employment agreement, in each case other than in the ordinary course of business, consistent with past practice or pursuant to existing agreements or commitments or benefit plans or as required by Law;

(n) materially or substantially alter or amend any existing insurance policies maintained in respect of the Business or any Real Property excluding, for the avoidance of doubt, renewals of existing insurance policies;

(o) adopt a plan or agreement of complete or partial liquidation dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of any Transferred Entity, or subject any Transferred Entity to any bankruptcy, receivership, insolvency or similar proceedings;

(p) settle or compromise any litigation, audit, claim or action against any Transferred Entity other than settlements or compromises of litigations, audits, claims or actions (i) for which the amounts paid in settlement or compromise do not exceed $1,000,000 in the aggregate or are covered by insurance and (ii) that do not involve a grant of injunctive relief against any Transferred Entity;

(q) hire any employee with annual compensation exceeding $150,000;

(r) terminate the employment (other than termination for cause of employees other than Key Employees and termination of Key Employees for cause arising from a violation of Law), change the title, office or position, transfer out of the Business, materially reduce the responsibilities of, or otherwise materially change the employment terms (including compensation) of (i) any Key Employee or (ii) any other officer or key personnel of the Business who has a rate of annual compensation exceeding $150,000; or

(s) authorize, agree or commit to do any of the foregoing.

Section 4.2 Access to Information; Confidentiality; Books and Records.

(a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable notice, Seller shall provide to Buyer and its authorized representatives during normal business hours reasonable access to all books and records of the Transferred Entities (in a manner so as to not interfere with the normal business operations of the Transferred Entities) and books and records of Seller and its Affiliates to the extent related to the Business.

(b) Notwithstanding anything to the contrary in Section 4.2(a), the party granting access may withhold any document (or portions thereof) or information (i) that is subject to the terms of a non-disclosure agreement with a third party (provided that such party shall use its commercially reasonable efforts to disclose such information in a way that would not violate such non-disclosure agreement), (ii) that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege (provided that such party shall use its commercially reasonable efforts to disclose such information in a way that would not waive such privilege), (iii) if the provision of access to such document (or portion thereof) or information, as determined by such party’s counsel, would reasonably be expected to conflict with applicable Laws or (iv) relating to the sale process regarding the Transferred Entities or any alternative transaction including all or a portion of the Business, bids received from others in connection with any such sale process or alternative transactions and information and analysis (including financial analysis) relating to such bids or alternative transactions.

(c) All information provided to Buyer pursuant to this Section 4.2 prior to the Closing shall be held by Buyer as confidential under the terms of that certain Confidentiality Agreement, dated as of September 16, 2014, between NGL Spark Plug Co., Ltd. and Seller (the “Confidentiality Agreement”) and shall be subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(d) Buyer acknowledges and agrees that Seller and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media of the Transferred Entities relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the Business Employees, (ii) as may be required by any Governmental Authority, including pursuant to any applicable Law or regulatory request or (iii) as may be necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or any of the Ancillary Agreements, in each case subject to compliance with all applicable privacy Laws.

(e) After the Closing Date, Buyer and Seller shall and shall cause their Subsidiaries (including the Transferred Entities) to, until the seventh (7th) anniversary of the Closing Date, (i) retain all books, records and other documents pertaining to the Business in existence on the Closing Date and make the same available for inspection and copying by the other party (at the other party’s expense) for any business purpose, provided, that this shall not include in connection with any claim under Article VIII and (ii) cause its employees, counsel and financial advisors to reasonably cooperate with the other party in connection with ongoing financial reporting, accounting or other business purposes related to the Business (including the provision of relevant parts of the books and records of any of the Transferred Entities, but subject to the proviso in clause (i)), during normal business hours, upon reasonable request and upon reasonable notice. Each party shall, and shall cause its Subsidiaries (including the Transferred Entities) to, use commercially reasonable efforts to notify the other party prior to the destruction of any books, records or documents to the extent they relate to such other party’s business or obligations, and give the other party a reasonable opportunity to obtain possession thereof (at such other party’s sole expense) after the seventh (7th) anniversary of the Closing Date.

(f) Notwithstanding anything to the contrary in this Section 4.2, Seller shall have no obligation to provide Buyer or its representatives access to the properties or assets of the Transferred Entities to conduct any subsurface or Phase II environmental investigation, or sampling or testing of any environmental medium and no such investigation or sampling or testing shall be undertaken by or on behalf of Buyer.

(g) Buyer shall (and shall cause its Affiliates to) make available to Seller at Seller’s sole cost and expense all financial records of the Transferred Entities held by the Transferred Entities at Closing for the fiscal year during which Closing occurs and any prior fiscal year (the “Relevant Fiscal Years”) to enable Seller and its Affiliates to meet its obligations under New Zealand Tax Law, provided that such financial records shall be held by Seller and its Affiliates as confidential except to the extent disclosure is necessary for reporting under New Zealand Tax Law. Such financial records shall include: (i) financial statements (to the extent such financial statements are required by law to be prepared), (ii) supporting trial balances, (iii) detailed loan schedules showing movements in the balances of financial arrangements (including external loan and intercompany loan balances), and (iv) copies of Tax Returns and confirmations of Tax payments relating to each Relevant Fiscal Year, in each case, for some or all of the Transferred Entities. Buyer shall provide all such financial records promptly upon request by Seller and at Seller’s sole cost and expense.

Section 4.3 Governmental Approvals; Third Party Consents.

(a) Subject to the terms and conditions herein provided, each of Buyer and Seller shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the conditions precedent set forth in Article 6). Each of Buyer and Seller shall use reasonable best efforts to promptly obtain consents of all Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, it being understood that this sentence shall not refer to Permits, which shall be governed by Section 4.3(d). Each party hereto shall ensure that filings pursuant to the HSR Act and all other filings required by applicable Competition Laws for the jurisdictions set forth on Section 4.3 of the Seller Disclosure Letter with respect to the transactions contemplated by this Agreement are submitted promptly (and in any event, within ten (10) Business Days for a filing pursuant to the HSR Act and within twenty (20) Business Days for all other filings, if any, required by applicable Competition Laws) after the date of this Agreement and shall resubmit any such filings as soon as is reasonably practicable in the event such filings are rejected for any reason whatsoever by the relevant Governmental Authority. Each party shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act or other Competition Laws. Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, Buyer or any of its Affiliates to: (i) sell, divest, or otherwise convey any assets, categories, portions or parts of assets of the Business, the Transferred Entities or Buyer or its Affiliates at any time; (ii) license, hold separate or enter into similar arrangements with respect to any assets of the Business, the Transferred Entities or Buyer or its Affiliates; (iii) alter, modify, terminate or cancel any existing relationships, contracts, rights, obligations, policies or practices of the Business, the Transferred Entities or Buyer or its Affiliates; or (iv) agree to any material modification or waiver of the terms and conditions of this Agreement as a condition to obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Authority or otherwise. Each party’s filing fees incurred in connection with the HSR Act and any other Competition Laws shall be borne by that respective party.

(b) Each of Buyer and Seller will promptly notify the other party hereto of any written communication made to or received by either Buyer and/or Seller, as the case may be, from any Governmental Authority regarding any of the transactions contemplated hereby (it being understood that correspondence, filings and communications received by a party from any Governmental Authority shall be immediately provided to the other party hereto upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants), and, subject to applicable Law, if practicable, permit the other party hereto to review in advance any proposed written communication to any such Governmental Authority and incorporate the other party’s reasonable comments, not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless, to the extent reasonably practicable, it consults with the other party hereto in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, and furnish the other party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective representatives on one hand and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(c) In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(d) Other than in relation to any Excluded Contract or any consent or approval referred to in Section 4.3(a), between the date hereof and the Closing, Seller shall use commercially reasonable efforts (on the terms set forth herein) to obtain consents with regard to the Material Contracts or other agreement or contract necessary for the performance by Seller and its Affiliates of their obligations under the Transitional Services Agreement and IP License Agreement listed in Schedule 2.3 of the Seller Disclosure Letter. Without limiting the foregoing, Buyer and Seller agree to cooperate reasonably, upon the reasonable request of the other party promptly following the date hereof, in seeking to obtain consents and approvals specified by the requesting party in respect of contracts licenses, permits or authorizations that are material to the conduct of the Business (or, if applicable, material to the conduct of the business of a Seller or one of its Affiliates) that may be required in connection with the transactions contemplated by this Agreement (including any transfers of assets and liabilities contemplated to be transferred in the Post-Signing Restructuring Actions and any actions required to effect a separation of any Shared Contract) to avoid any violation, breach, default or give rise to any right of termination cancellation or acceleration thereunder. Other than as required by Section 4.10 of this Agreement or as reasonably required by a counterparty to a Real Property Lease, nothing shall obligate or be construed to obligate any party to make, or to cause to be made, any payment or grant any economic or other material contractual accommodation to any third party in order to obtain any such consent or approval. The failure of any such third party consent or approval to be obtained or any circumstances resulting therefrom shall not, individually or in the aggregate, constitute a Material Adverse Effect or a breach by a party of any representation, warranty, condition, covenant or agreement contained in this Agreement or any Ancillary Agreement, other than, if breached, Section 2.3, or this Section 4.3(d); and provided, however, that nothing in the foregoing shall limit any rights for a failure of condition under Article 6 or under Article 8 in respect of a breach of such Sections. Subject to the limitations referred to in this Section 4.3(d), if any material consent or approval referred to in this Section 4.3(d) is not obtained by the Closing:

(i) except in respect of any Shared Contract, Seller and Buyer shall use all reasonable efforts to (A) for up to six (6) months following the Closing Date continue to seek to obtain such consent or approval, (B) to the extent such consent is not obtained, enter into any reasonable and lawful arrangements that may be available in respect of such contract, license, permit or authorization designed to provide the benefits thereof to the other party and its Affiliates (including performance as agent on behalf of the other party), and each of Buyer and Seller shall and shall cause their Affiliates to promptly pay or satisfy the corresponding liabilities and obligations to the extent as would have applied had such consent or approval been received; and (C) enforce, at the request of the other party, and subject to the other party’s prompt reimbursement of the enforcing party’s reasonable out of pocket costs, any rights arising from such contract, license, permit or authorization against the other party or parties thereto (including any right to elect to terminate any such contract, license, permit or authorization in accordance with the terms thereof upon the advice of the other party); and

(ii) if such outstanding material consent or approval applies to a Shared Contract, (A) Seller and Buyer shall continue to use all reasonable efforts for up to six (6) months following the Closing Date to continue to seek to obtain the needed consent or approval to separate the portion of such contract that relates to the Business, on the one hand, and the business of Seller and its post-Closing Affiliates on the other hand, under such Shared Contract, and, (B) to the extent such consent or approval is not obtained, the parties shall cooperate and enter into any reasonable and lawful arrangements designed to make available the benefits of such Shared Contract to the Transferred Entities, on the one hand, and Seller and its post-Closing Affiliates, on the other hand, and the parties shall indemnify and hold harmless pursuant to Article 8 for any Losses suffered by the other party arising from any breach or failure to perform by their respective Affiliates under such Shared Contract. If consent or approval to separate a Shared Contract is obtained, (i) that portion that relates to the Business shall be assumed by and become the responsibility of a Transferred Entity to be determined by Buyer and (ii) that portion that relates to the business of Seller and its post-Closing Affiliates shall be assumed by and become the responsibility of Seller or the relevant Affiliate.

Section 4.4 Employees and Employee Benefits.

(a) Employment Continuation and Terms of Employment Generally.

(i) Prior to the Closing Date, (i) except with respect to the individuals listed on Section 4.4(a)(ii) of the Seller Disclosure Letter, but including the employees listed on Section 4.4(a)(i) of the Seller Disclosure Letter, the employment of each Business Employee who is not already employed by a Transferred Entity shall (unless such person has ceased to be employed by Seller and its Subsidiaries prior thereto) be transferred to, and each such employee shall become an employee of a Transferred Entity, without any interruption or cessation of employment, terms and conditions of employment or break in service, and (ii) the employment of each Retained

Employee who is employed by a Transferred Entity as of the date of this Agreement shall (unless such person has ceased to be employed by a Transferred Entity prior thereto) be transferred from, and each such employee shall cease to be an employee of, a Transferred Entity, without any interruption or cessation of employment, terms and conditions of employment or break in service. Retained Employees and all other individuals employed by the Seller and its Affiliates at the Closing who are not Business Employees shall remain employees of Seller or its Affiliates immediately following the Closing.

(ii) As of a date (the “Separation Date”) that is the later of (x) the Closing Date or (y) such date as determined by Buyer, which shall not be later than six (6) months after the Closing Date, Buyer or one of its Affiliates (the “Buyer Employer”) shall offer employment to each Business Employee listed on Section 4.4(a)(ii) of the Seller Disclosure Letter (each, a “Chinese Employee”) under a new tri-partite or quadrapartite, as appropriate, employment agreement (each, a “Chinese Employment Agreement”), in form and substance reasonably acceptable to Buyer and Seller, to be entered into among each such Chinese Employee, the Buyer Employer and the entity employing such Chinese Employee immediately prior to the Closing (the “Chinese Entity”) and, as applicable, the Chinese entity that is the designated service recipient of the Chinese Employee’s services (the “Designated Service Recipient”). Each Chinese Employment Agreement shall replace and supersede any prior agreements between such Chinese Entity and such Chinese Employee, and Seller shall cause such Chinese Entity and, as applicable, such Designated Service Recipient, to use its commercially reasonable efforts to cooperate and assist in the hiring of such Chinese Employee by the Buyer Employer, provided that, except to the extent provided in the Transaction Bonus Side Letter, Seller shall not be required to incur any out-of-pocket expense in connection therewith. The terms of the Chinese Employment Agreements shall include, without limitation, that the Chinese Employee’s employment with the Buyer Employer shall commence on the Separation Date and that the employment period of such Chinese Employee with the Chinese Entity shall be merged with the employment period with the Buyer Employer (such period, the “Merged Employment Period”) and any obligations related to the Merged Employment Period, including but not limited to severance compensation, shall be borne solely by the Buyer Employer. From the Closing Date through the Separation Date, (A) Seller and Buyer shall cause the services performed by the Chinese Employees to be undertaken as directed by Buyer; provided that Buyer shall ensure that all such directed actions are in compliance with applicable Law and (B) Buyer shall cause Wells Manufacturing, L.P. and Seller shall cause UCI (Shanghai) Trading Company, Ltd. to continue trading with one another on substantially the same terms and conditions as in effect immediately prior to the Closing Date. In addition, Buyer shall or shall cause one of its Affiliates to buy, and Seller shall cause UCI (Shanghai) Trading Company, Ltd. to sell, any remaining inventory of the Business owned by UCI (Shanghai) Trading

Company, Ltd. at the Separation Date at book value. Notwithstanding anything in this Agreement to the contrary, Buyer or one of its Affiliates (including the Buyer Employer) shall assume any and all Liabilities (including any severance Liabilities) with respect to the employment and termination of employment of the Chinese Employees, and the services performed by the Chinese Employees, whether such Liabilities are incurred prior to, on or following the Separation Date.

(iii) [Reserved]

(iv) For purposes of social security, unemployment and other U.S. payroll taxes and to the extent appropriate and legally permissible, the appropriate Transferred Entity shall be treated as a successor employer with respect to each Business Employee in the calendar year that contains the Closing. In connection with the foregoing, the parties agree to follow the “Alternative Procedures” set forth in Section 5 of Revenue Procedure 2004-53. The parties understand and agree that the appropriate Transferred Entity, as the continuing or successor employer, shall assume the entire Form W-2 reporting obligations for such Business Employees for the calendar year that contains the Closing.

(v) During the period beginning on the Closing Date and ending twelve (12) months after the Closing Date (the “Continuation Period”), Buyer shall cause the applicable Transferred Entity to provide each non-collectively bargained Business Employee with base salaries, incentive compensation opportunities (excluding long-term incentive compensation opportunities), benefits (including severance and excluding pension benefits) and terms and conditions of employment that are no less favorable in the aggregate than the compensation, benefits and terms and conditions of employment provided to each such Business Employee immediately prior to the Closing Date with the exception of pension benefits and long-term incentive benefits. Without limiting the generality of the foregoing, Buyer shall cause the Transferred Entities to provide each Business Employee whose employment is terminated during the Continuation Period with severance benefits that are no less favorable to such Business Employee than the severance benefits that would have been provided to such Business Employee under the Seller’s informal severance policy, which is set forth in Section 4.4(a)(v) of the Seller Disclosure Letter, covering such Business Employee as in effect immediately prior to the Closing Date.

(vi) From and after the Closing Date, Buyer and its Affiliates (including the Transferred Entities following the Closing) shall assume or retain, as applicable, Liabilities under the Transferred Benefit Plans, but shall not assume or retain, as applicable, any assets or Liabilities under any other U.S. Benefit Plans or other International Plans (other than as expressly provided in this Agreement). Prior to the Closing Date, Seller shall cause the assets of the Transferred Benefit Plans held in the UCI Employee Benefit Trust to be transferred to a trust maintained by Wells Manufacturing, L.P.

(b) Bonuses. Buyer shall, or shall cause the applicable Transferred Entity to, honor and pay (i) the Transaction Bonuses (to the extent not included in the calculation of Transaction Expenses) in accordance with the terms of the Transaction Bonus Side Letter plus the employer’s portion of any employment Taxes thereon (100% of which total payments shall be reimbursed to Buyer by Seller within five (5) Business Days of notice regarding such payments having been made and the amounts thereof) and (ii) with respect to the calendar year in which the Closing Date occurs, all annual bonus and incentive plans (and any awards granted thereunder) in accordance with their terms in effect immediately prior to the Closing Date, plus the employer’s portion of any employment Taxes thereon, and shall calculate any applicable performance metrics for purposes of such annual bonus and incentive plans in a manner substantially consistent with the past practice of the Transferred Entities and their Affiliates.

(c) Welfare Benefits.

(i) From and after the Closing Date, Buyer shall, and shall cause the applicable Transferred Entity to, credit each Business Employee with the same amount of service as was credited by the Transferred Entities or their Affiliates prior to the Closing Date (A) for eligibility and vesting purposes and (B) for purposes of vacation accrual and severance benefit determinations, in the case of each of (A) and (B) under any benefit or compensation plan, program, agreement or arrangement of Buyer or the Transferred Entities in which such Business Employee participates on or after the Closing Date. In addition, Buyer shall cause the applicable Transferred Entity to (x) cause to be waived all pre-existing condition exclusions and eligibility waiting periods under any employee benefit plan in which any of the Business Employees commence to participate following the Closing Date (any such plan, a “New Plan”) to the extent waived or satisfied by the Business Employee under any comparable employee benefit plan of the Transferred Entities and their Affiliates in which the Business Employee was participating immediately prior to the Closing Date and (y) cause any deductible, co-insurance and covered out-of-pocket expenses paid by any Business Employee (or covered dependent thereof) under any employee benefit plan of the Transferred Entities and their Affiliates in which the Business Employee was participating in the plan year in which commencement of participation in the New Plan occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any applicable New Plan in the year of initial participation. Buyer shall use best efforts to cause to be waived all actively-at-work requirements and similar limitations and evidence of insurability requirements under any New Plan to the extent waived or satisfied by the Business Employee under any comparable benefit plan of the Transferred Entities and their Affiliates in which the Business Employee participating immediately prior to the Closing Date.

(ii) Seller and its Affiliates shall administer and pay Liabilities with respect to the Business Employees employed in the United States (and former employees of the Business who are on COBRA coverage as of immediately prior to the Closing Date) and their spouses, dependents and beneficiaries under Seller’s and its Affiliates’ welfare benefit plans and programs for Liabilities incurred prior to the Closing Date; provided, however, that Buyer shall, or shall cause its Affiliates to, reimburse Seller and its Affiliates (other than the Transferred Entities), within 30 Business Days of written invoice therefore, for the amount of such Liabilities that are paid by Seller and its Affiliates (and not covered by stop-loss insurance coverage). Except as otherwise provided in this Agreement, Buyer and its Affiliates shall be solely responsible for Liabilities incurred with respect to each Business Employee and their spouses, dependents and beneficiaries under any of Buyer’s or any Transferred Entity’s welfare benefit plans and programs for Liabilities incurred prior to, on or after the Closing Date. For purposes of this Section 4.4(c)(ii), for purposes of determining whether a Business Employee shall be entitled to coverage under the welfare benefit plans maintained by Seller and its Affiliates prior to the Closing Date, (A) a claim for health benefits (including claims for medical, prescription drug, vision and dental expenses) will be deemed to have been incurred on the date on which the related medical service or material was rendered to or received by the employee or beneficiary claiming any such benefits; and (B) in the case of any claim for benefits other than health benefits and sickness and disability benefits (e.g., life insurance benefits), a claim will be deemed to have been incurred upon the occurrence of the event giving rise thereto.

(iii) Nothing contained herein, express or implied, is intended to confer upon any employee of any Transferred Entity any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any New Plan or employee benefit plan of the Transferred Entities and their Affiliates in which the Business Employee was participating immediately prior to the Closing Date.

(iv) Buyer shall cause the applicable Transferred Entity to recognize and honor accrued but unused paid time-off of each Business Employee.

(v) Buyer agrees that Buyer shall be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all individuals (for the avoidance of doubt, other than Retained Employees) who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9.

(d) Retiree Benefits. Effective as of the Closing Date, one or more of the Transferred Entities shall assume and be solely responsible for liabilities or obligations with respect to each retired employee listed on Section 4.4(d) of the Seller Disclosure Letter and each additional Business Employee who retires after the date hereof to and including the Closing Date and their respective spouses, dependents and beneficiaries under any of the benefit plans and programs listed on Section 4.4(d) of the Seller Disclosure Letter for liabilities incurred prior to, on or following the Closing Date.

(e) Savings Plan. Effective as of the Closing Date, Business Employees shall cease to be eligible to contribute to the UCI-FRAM Group Employees 401(k) Savings Plan (the “Seller Savings Plan”) and any unvested account balances for the benefit of Business Employees in the Seller Savings Plan shall be fully vested. Effective as of the Closing Date, Business Employees shall be eligible to participate in a tax-qualified defined contribution savings plan of the Buyer or of its Affiliates (including the Transferred Entities after Closing) that shall (i) permit immediate participation as of the Closing Date for the Business Employees who were eligible to participate in Seller Savings Plan as of the day before the Closing Date; (ii) credit all service that was credited under Seller Savings Plan for purposes of the eligibility, vesting and match eligibility requirements of the tax-qualified defined contribution savings plan; (iii) provide for tax-deferred contributions pursuant to Section 401(k) of the Code, and (iv) accept elective direct rollovers of Business Employees’ accounts under Seller Savings Plan to the extent payable in cash.

(f) Worker’s Compensation. Effective as of the Closing Date, the Transferred Entities shall be solely responsible for all worker’s compensation incidents and claims with respect to each Business Employee and for the claims listed on Section 4.4(f) of the Seller Disclosure Letter with respect to former employees.

(g) WARN. Buyer and its Affiliates shall not at any time prior to ninety (90) days after the Closing Date effectuate a “plant closing” or “mass layoff” as such terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or effectuate any similar triggering event under any other applicable Law, affecting in whole or in part any site of employment, facility, operating unit or Business Employee, except as would result in no liability to Seller or any of its Affiliates. Buyer agrees to provide any required notice under WARN and any other applicable Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or any similar triggering event under any other applicable Law occurring on or after the Closing.

(h) Collectively Bargained Employees. Notwithstanding anything in this Agreement to the contrary, as of the Closing Date, Buyer shall, or shall cause the Transferred Entity that employs such Business Employee to, honor and fulfill all of the employer obligations, if any such obligations exist under applicable Law, under the collective bargaining agreements set forth on Section 2.15 of the Seller Disclosure Letter (the “Labor Contracts”) in accordance with and subject to their terms. Without limiting the generality of the forgoing, Buyer shall, or shall cause such Transferred

Entity to, employ each Business Employee whose terms of employment are covered by a Labor Contract as of the Closing Date on all of the terms and conditions of employment of the applicable Labor Contract on the Closing Date, including wages, benefits, severance protection (if any), provision of pension, health and other benefit plans, vacation, leave, hours or work and other terms and conditions of employment in effect with respect to such Business Employee on the Closing Date, and honor and fulfill all applicable obligations, if any, under the applicable Labor Contract in respect to such Business Employee, except as the same may be modified consistent with applicable Law. Notwithstanding Section 2.15, Buyer and Seller shall each cooperate for the purposes of providing the relevant representative of any group covered by a Labor Contract with required notices, bargaining with the representative, if required by the terms of the Labor Contract or any applicable Law, and taking any other necessary actions in connection with negotiating any changes in the terms of employment of the Business Employees covered by such Labor Contract necessary or appropriate to effectuate the employment of such Business Employees on terms and conditions consistent with this Section 4.4. Buyer and its Affiliates shall be exclusively responsible for any liability incurred in connection with any change negotiated by or at the direction of or with the prior consent of Buyer or its Affiliates in respect of such Labor Contracts.

(i) Notwithstanding anything herein to the contrary (except Section 4.4(h) (WARN)), nothing herein shall prohibit Buyer or its Affiliates from restructuring the Business after Closing, including closing or divesting any facilities.

Section 4.5 Public Announcements. Neither Buyer nor Seller shall make, or permit any of their Affiliates or representatives to make, any release or public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required (a) to obtain consents and approvals, and to provide such notices and make such filings, necessary to consummate the transactions contemplated by this Agreement; (b) by Law, rule or regulation (including of any stock exchange) applicable to Buyer or Seller or any of their respective Affiliates (and only to the extent so required) or (c) in the case of Seller, pursuant to internal announcements to employees, provided, in the case of this clause (c) that any such disclosure is generally consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby, and, to the extent practicable, is made after such prior notice to Buyer as may be reasonable under the circumstances, and provided further that in the case of clause (a), (b) or (c), any such release or public announcement shall be subject to the other party’s reasonable review and comment to the extent permitted by applicable Law. It is understood that the foregoing shall not restrict the Seller from making such disclosure as the Seller deems appropriate in its reasonable judgment (I) in connection with any issuance, incurrence or refinancing of any Indebtedness (including in any relevant offering documents or information memoranda), (II) in connection with any repayment or repurchase offer to the holders of Indebtedness under the Credit Facilities or any other Indebtedness of the Seller or its Subsidiaries pursuant to the terms thereof, or (III) in light of its status as the issuer of public debt, including to securities analysts and institutional investors and related public disclosures, or pursuant to its reporting obligations under the Credit Facilities or the terms of any other Indebtedness of Seller. Notwithstanding the foregoing, promptly after the date of this Agreement, upon Buyer’s request, except as prohibited by applicable Law, Seller shall use reasonable best efforts to arrange and conduct meetings (which shall be face-to-face if reasonably practicable) with representatives of Seller, Buyer and each of the Key Customers, Key Suppliers, factoring agreement counterparties and other Persons as Buyer may reasonably request for purposes of discussing the transfer of the Business contemplated by this Agreement and the plan for the Business following the Closing. The meetings shall involve executives of Buyer and the Transferred Entities rather than account managers or ordinary course business contacts, the parties will not discuss competitively sensitive information, and the parties will not discuss pre-Closing plans or plans to be implemented in the event the Closing does not occur.

Section 4.6 D&O Indemnification and Insurance.

(a) From and after the Closing Date until six (6) years from the Closing Date, Buyer shall or shall cause each of the Transferred Entities to indemnify, defend and hold harmless to the fullest extent permitted under Law, the individuals who on or prior to the Closing Date were directors or officers of any Transferred Entity with respect to all acts or omissions by them in their capacities as such or taken at the request of any Transferred Entity at any time on or prior to the Closing Date. In addition, Buyer shall or shall cause the Transferred Entities to pay or reimburse any expenses of any officers or directors entitled to indemnification hereunder as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) The certificates of incorporation, by-laws and all other organization documents of the Transferred Entities shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or at any time prior to the Closing Date were directors, officers, agents or employees of any Transferred Entity or otherwise entitled to indemnification pursuant to any Transferred Entity’s certificate of incorporation, by-laws or other organizational documents.

(c) Buyer shall, or shall cause UCI Company to, obtain with effect from the Closing Date and shall or shall cause UCI Company to maintain in effect for six (6) years after the Closing Date a “run-off” or “tail” directors’ and officers’ liability insurance policy to the current policy for the Transferred Entities with respect to matters occurring prior to the Closing and having coverage limits in the same aggregate amount as provided in the current policy for such six-year period and terms and conditions otherwise no less advantageous to the indemnitees than the terms and conditions of the current policy for the Transferred Entities.

(d) The provisions of this Section 4.6 are intended to be for the benefit of, and shall be enforceable by, each officer and director entitled to indemnification under this Section, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 4.7 Conduct of Incidents Subject to Parent Insurances.

(a) Buyer acknowledges that coverage for the Business under the insurance policies of Seller and its Affiliates (the “Parent Insurances”) will cease as of the Closing Date, and that neither the Seller nor any of its Affiliates will purchase any “tail” policy or other additional or substitute coverage for the benefit of Buyer relating to the Parent Insurances or the Business applicable in any period after the Closing Date. Notwithstanding this provision, Seller agrees that it (or one of its affiliates, as appropriate) will provide reasonable assistance to Buyer, at Buyer’s expense, in procuring such “tail” or other coverage as requested by Buyer. The cost of such coverage will be borne by the Buyer and, if Seller is required, in the first instance, to make any payments in connection with such coverage it may charge the amount of such payment to the Buyer. Seller also agrees that it or one of its Affiliates shall, to the extent practicable, with respect to any claim or incident that arises or that relates to the Business or any Transferred Entity, that is potentially covered by an occurrence-based insurance policy of Seller and its Affiliates in effect as of the date of this Agreement covering the Business or the Transferred Entities (each, a “Parent Occurrence Policy”) as set forth on Section 4.7 of the Seller Disclosure Letter, (i) upon request of Buyer, report such claim or incident to the appropriate insurer as promptly as practicable and in accordance with the terms and conditions of the Parent Occurrence Policy, (ii) include Buyer on material correspondence and possible litigation proceedings relating to such claim or incident and (iii) instruct that such proceeds are paid directly to the injured party in settlement of any claims, rather than to Seller or its Affiliates, or, if such proceeds are received by Seller or any of its Affiliates, pay such proceeds over to Buyer; provided that Buyer shall notify Seller promptly of any potential claim, shall cooperate in the investigation and pursuit of any claim, shall have the right to effectively associate in the pursuit of any claim, including but not limited to the ability to withhold its consent to any proposed claim settlement (such consent not to be unreasonably conditioned, withheld or delayed) and shall bear all reasonable out-of-pocket expenses incurred by the Seller or its Affiliates in connection with the foregoing and provided further that Seller and its Affiliates shall be obligated to use only reasonable efforts to pursue any claims that are potentially covered by available Parent Insurances and shall not, for the avoidance of doubt, have any obligation to commence any litigation with respect to any matter potentially covered by any Parent Occurrence Policy. If Buyer determines that coverage for any claim or incident that relates to any Transferred Entity, and for which Buyer may be held liable, was wrongfully denied under a Parent Occurrence Policy, Seller or its Affiliates, as relevant, shall, upon request of Buyer, assign to Buyer the right to commence and pursue litigation, to the extent permissible under the applicable Parent Occurrence Policy (provided that Seller shall, and shall cause its Affiliates as relevant to, use commercially reasonable efforts, without any obligation to make payments or agree to contractual modifications, to obtain any required consent to such assignment), with respect to such allegedly wrongfully denied coverage. Any such litigation shall be a Buyer’s sole expense. Buyer shall bear responsibility for any deductible or self-insured retention payments required to be made under the Parent Occurrence Policies.

(b) Notwithstanding the foregoing, Seller makes no representation or warranty as to whether any recovery under any Parent Insurance will be received with respect to any particular incident arising before or after the Closing Date. Buyer agrees that Seller shall not have any Liability under this Agreement or otherwise for any Liabilities to the extent Buyer fails to report in a timely manner or for delays in reporting by Buyer or its Affiliates that void any available coverage under Parent Insurances.

Section 4.8 Company Names.

(a) As soon as reasonably practicable following the Closing Date, Seller shall cause its remaining Affiliates’ company names to be changed to remove “Wells” therefrom. As soon as reasonably practicable following the Closing Date, Buyer shall cause the Transferred Entities’ names to be changed to remove “UCI” therefrom.

(b) Except as permitted as below, each of Seller and Buyer acknowledges and agrees that it is essential for Buyer, after the Closing Date, to transition from use of the Seller Marks to use of the Transferred Entities’ or Buyer’s own trade name, corporate or business names, trademarks, tag-lines, identifying logos, monograms, slogans, service marks, domain names, brand names, trade dress or any other names or source identifiers or otherwise as soon as reasonably practicable. Buyer shall, and shall cause its Affiliates to (i) cease use of the Seller Marks as soon as reasonably practicable after the Closing Date (and in any event no later than twelve (12) months after Closing (such twelve-month period, the “Tail Period”)) and (ii) exhaust, destroy and dispose of all promotional materials and brochures (including labels and packaging), and to replace all signs that are visible to the general public or the Business’ customers or service providers, in each case, in its possession or subject to its control, bearing the Seller Marks or delete the Seller Marks from such promotional materials, signs and brochures, such that all such materials and signs bearing the Seller Marks are no longer used or displayed as soon as reasonably practicable after the Closing Date (and in any event no later than the end of the Tail Period). Notwithstanding the foregoing, Buyer may, at its option, continue use of the Seller Marks on any Inventory included in the assets of a Transferred Entity as of the Closing Date for a period of five (5) years after the Closing Date in the manner and to the extent currently used on such Inventory. Notwithstanding anything to the contrary in this Agreement, in no event shall Buyer or any of its Affiliates (i) engage in any marketing or new business development employing or using the Seller Marks after the Tail Period, (ii) use the Seller Marks in any matter or for any purpose materially different from the use of such Seller Marks by Seller in the conduct of the Business prior to Closing, (iii) permit any third party to register on behalf of Buyer or any of its Affiliates any domain names using or otherwise incorporating the Seller Marks, or (iv) after the Tail Period, manufacture or produce any new promotional materials, brochures or signs (including labels and packaging) using or otherwise incorporating the Seller Marks.

Section 4.9 Resignations. On the Closing Date, Seller shall cause to be delivered to Buyer duly signed resignations and customary releases (that preserve all indemnification rights referred to in Section 4.6), each in form and substance reasonably acceptable to Buyer, effective immediately after the Closing, of all of the directors of the relevant Transferred Entities and the officers thereof who are named on Section 4.9 of the Seller Disclosure Letter.

Section 4.10 Replacement Letters of Credit; Replacement Guarantees and Replacement Credit Support.

(a) Buyer covenants and agrees that it shall use commercially reasonable best efforts to obtain new letters of credit to substitute for and replace the letters of credit extended under the Credit Agreement (or any other financing of the Seller or its Affiliates from which the Transferred Entities are to be released at Closing), on behalf of a Transferred Entity or the Business (“Seller Letters of Credit”) effective as of the Closing Date that have been identified to Buyer for substitution or replacement prior to the date hereof on Section 4.10(a) of the Seller Disclosure Letter, or that have been entered into in the ordinary course of business, identified to Buyer as such and approved by Buyer if required by Section 4.1, after the date hereof.

(b) Buyer further covenants and agrees that it shall use best efforts to obtain the release of the guarantees extended by Seller or its Affiliates (other than a Transferred Entity) on behalf of a Transferred Entity or the Business (“Seller Guarantees”) effective as of the Closing Date that have been identified to Buyer for release prior to the date hereof on Section 4.10(b) of the Seller Disclosure Letter, or that have been entered into in the ordinary course of business, identified to Buyer as such and approved by Buyer if required by Section 4.1, after the date hereof.

(c) Buyer further covenants and agrees that it shall use best efforts to put in place replacement credit support arrangements acceptable to the relevant counterparties to substitute for the credit support currently provided by Seller and its Affiliates (including pursuant to security interests granted under the Credit Agreement) on behalf of a Transferred Entity or the Business (“Seller Credit Support”) effective as of the Closing Date that have been identified to Buyer for replacement prior to the date hereof on Section 4.10(c) of the Seller Disclosure Letter, or that have been entered into in the ordinary course of business, identified to Buyer as such and approved by Buyer if required by Section 4.1, after the date hereof.

(d) Following the Closing, Buyer shall indemnify and hold Seller and its Subsidiaries and Affiliates harmless from any and all payments required to be made under, and costs and expenses incurred in connection with, such Seller Letters of Credit, Seller Guarantees or Seller Credit Support.

(e) It is the intention and understanding of Buyer and Seller that such Seller Letters of Credit, Seller Guarantees and Seller Credit Support shall be canceled and terminated or their application with respect to the Transferred Entities shall be terminated (as applicable) as of the Closing Date, and Seller and its Affiliates shall have no further obligation or liability with respect to the Transferred Entities (contingent or otherwise) under such Seller Letters of Credit, Seller Guarantees and Seller Credit Support from and after the Closing Date.

(f) For purposes of this Section 4.10, “commercially reasonable best efforts” shall include Buyer providing cash collateral acceptable to the relevant counterparty to replace any Seller Letter of Credit, Seller Guarantee or Seller Credit Support if such counterparty does not agree to replace such Seller Letter of Credit, Seller Guarantee or Seller Credit Support with a letter of credit, guarantee or grant of security or other form of credit support, as applicable, provided by the Buyer or the Transferred Entities and to release the Seller and its Affiliates.

Section 4.11 Affiliate Agreements. Prior to the Closing Date, Seller shall cause all Affiliate Agreements (and any other contract that would constitute an Affiliate Agreement except for the materiality element of such definition) with respect to which there would otherwise be liability on the part of Buyer or any of its Affiliates (including the Transferred Entities) after the Closing to be settled or terminated prior to the Closing without any liability on the part of Buyer or any of its Affiliates (including liability arising from such termination), except for this Agreement, the Ancillary Agreements, those agreements or other transactions set forth on Section 4.11 of the Seller Disclosure Letter and other than accounts receivable and accounts payable related to ordinary course trading activities between Seller and its Affiliates and any of the Transferred Entities, which shall be included in the calculation of Wells Closing Date Net Working Capital and settled post-closing in the ordinary course of business.

Section 4.12 Ancillary Agreements.

(a) At Closing, Seller shall cause Airtex Products, L.P. and Wells Manufacturing, L.P. to enter into an intellectual property license agreement at the Closing with respect to the licensing of the “Airtex” brand containing the terms set forth on Exhibit C and such other terms as may be reasonably related thereto and agreed to prior to the Closing by Seller and Buyer or their respective Affiliates (the “IP License Agreement”).

(b) At Closing, Seller and Buyer shall, or shall cause their respective Affiliates to enter into an agreement with respect to transitional support services for the Transferred Entities substantially in the form attached as Exhibit B and such other terms as may be reasonably related thereto and agreed by them or their respective Affiliates (the “Transitional Services Agreement”). Section 2.1(c) of the Transitional Services Agreement shall be considered to be operative from the date hereof and the parties acknowledge the modification of services and, if applicable, review of fees, that may occur pursuant thereto prior to the Closing Date.

Section 4.13 Non-Solicitation of Employees. Seller agrees that for a period of twenty-four (24) months from the Closing Date, without the prior written consent of Buyer, it will not, and will cause its Affiliates not to, directly or indirectly, (i) solicit for employment any Business Employee; provided, however, that the foregoing shall not prohibit Seller from soliciting any such employee of the Business after the Closing who is not a Key Employee and has not been employed by Buyer during the six-month period preceding such solicitation or whose employment was terminated by Buyer or its Affiliates after Closing; or (ii) hire any Key Employee.

Section 4.14 Supplemental Disclosure.

(a) Seller shall have the right, from time to time prior to the Closing, to supplement any section of the Seller Disclosure Letter with respect to any matter that arises after the date hereof that does not arise from (a) any breach of this Agreement by Seller or any of its Affiliates or (b) any inaccuracy of any representation and warranty made by Seller in Article 2 of this Agreement as of the date hereof (a “Supplemental Disclosure Matter”); provided that the foregoing right to supplement the Seller Disclosure Letter shall not apply to the extent that the Supplemental Disclosure Matters proposed to be disclosed in such supplements, in the aggregate, either have or would reasonably be anticipated to result in Losses to the Transferred Entities in excess of $1,000,000 unless Seller, in a written notice to Buyer, grants Buyer the right, within five Business Days of such notice, to terminate this Agreement pursuant to Section 7.1(a) (and such notice expressly states that Seller shall mutually agree to so terminate this Agreement pursuant to Section 7.1(a) if Buyer chooses to do so). In the event Buyer chooses not to terminate this Agreement as provided in the proviso of the preceding sentence, such supplement to the Seller Disclosure Letter shall be permitted and any such supplemental disclosure permitted by this Section 4.14 will be deemed to have cured any inaccuracy of the representation and warranty made in the Seller Disclosure Letter for all purposes hereunder.

(b) Every seven (7) Business Days after the date hereof and on the third Business Day prior to the Closing, Seller shall notify Buyer in writing with respect to any matter that arises after the date hereof and prior to the third Business Day prior to the Closing of which an individual listed in the definition of “Knowledge of Seller” becomes aware that would have been required to be disclosed pursuant to any representation and warranty expressly made only as of the date hereof in Article 2 of this Agreement, other than the representations made in the first sentence of Section 2.15, if such matter had arisen as of or prior to the date hereof; provided, however, that Seller shall only be obligated to notify Buyer in writing on the third Business Day prior to the Closing with respect to (a) any new purchase orders requiring payments of $100,000 or more entered into on or after the date hereof in the ordinary course of business consistent with past practice that are Material Contracts and (b) any updates pertaining to the matter described on Section 2.15(3) of the Seller Disclosure Letter.

Section 4.15 Post-Signing Restructuring Actions. Seller shall, after the date of this Agreement and prior to the Closing Date, undertake, at its own expense, each of those restructuring steps and other transactions in respect of any Transferred Entity

(including transfers of assets or stock of Transferred Entities) and make those Tax elections in respect of any Transferred Entity (including any entity classification election, effective prior to or on the Closing Date, under Treasury Regulation Section 301.7701-3) that are set forth on Section 4.15 of the Seller Disclosure Letter, (each such step, transaction or Tax election, inclusive of certain steps disclosed thereon that have been taken in advance of the signing of this Agreement, a “Post-Signing Restructuring Action”). As of the date of this Agreement, Seller shall have made available to Buyer true and complete copies of the final drafts or executed copies of one or more asset transfer agreements, assignment and assumption agreements, any ancillary instruments of transfer or conveyance and all offers of employment by Transferred Entities to Business Employees effecting the Post-Signing Restructuring Actions (each a “Restructuring Agreement”), it being agreed that certain recordations of asset transfers and certain asset transfers subject to third party consents may not be completed prior to the Closing. At or prior to Closing, Seller shall and shall cause its Affiliates (i) to enter into any such Restructuring Agreements that were not executed as of the date of this Agreement, and (ii) without limiting Section 4.1(f), not to waive, amend or modify in any material respect or terminate any Restructuring Agreement, or enter into any other material agreements with regard to the Post-Signing Restructuring Actions, without the prior written consent of Buyer, which consent shall not be unreasonably conditioned, withheld or delayed. Seller shall (i) keep Buyer reasonably informed with regard to the progress of the Post-Signing Restructuring Actions, (ii) promptly respond to Buyer’s reasonable inquiries regarding such progress, (iii) provide Buyer with an executed copy of each Restructuring Agreement as soon as reasonably practicable upon execution of thereof and (iv) notify Buyer as soon as reasonably practicable upon the completion of each Post-Signing Restructuring Action.

Section 4.16 Wrong Pockets.

(a) If, in the one year period following Closing, Buyer or Seller becomes aware that Buyer or any of its Affiliates (including the Transferred Entities) owns any asset or rights which in the twelve (12) months prior to Closing had been primarily or exclusively used in conduct of the business of Seller or any Person who was an Affiliate of Seller as at Closing (other than the Business), such party shall immediately inform the other party of that fact. Thereafter, at the request of Seller, Buyer undertakes to execute and/or procure that the relevant Affiliate(s) of Buyer execute, such documents as may be reasonably necessary to procure the transfer of any such asset or right to Seller or such other entities nominated by Seller at Seller’s sole cost and expense (but, for the avoidance of doubt, for no other consideration) and Seller shall do all such things as are reasonably necessary to facilitate such transfer. If, following the Closing, Buyer receives any payments in respect of accounts receivable of the business of Seller or any Person who was an Affiliate of Seller as at Closing (other than the Business), Buyer shall promptly remit such payments to Seller or other entity nominated by Seller at Seller’s sole cost and expense.

(b) If, in the one year period following Closing, Buyer or Seller becomes aware that Seller or any of its Affiliates owns any assets or rights that are Business Assets, other than those excluded assets or rights described in Section 2.20 or Section 2.21 of the Seller Disclosure Letter, but which have not been transferred to Buyer as a result of the transactions hereunder, such party shall immediately inform the other party of that fact. Thereafter, at the request of Buyer, Seller undertakes to execute and/or procure that the relevant Affiliate(s) of Seller execute such documents as may be reasonably necessary to procure the transfer of any such asset or right to Buyer or any other entities nominated by Buyer at Seller’s sole cost and expense and for no consideration and Buyer shall do all such things as are reasonably necessary to facilitate such transfer. If, following the Closing, Seller receives any payments in respect of accounts receivable of the Business, Seller shall promptly remit such payments to Buyer or other entity nominated by Buyer at Seller’s sole cost and expense.

Section 4.17 Confidential Information.

(a) Seller hereby agrees that for a period of two (2) years from the Closing Date it shall hold, and shall cause its Affiliates to hold and maintain the confidentiality of all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information concerning the Business (the “Transferred Business Confidential Information”), and shall not use for the benefit of themselves or others, or disclose or cause or permit to be used or disclosed any of the Transferred Business Confidential Information for any reason or purpose whatsoever, except and to the extent any disclosure or use of Transferred Business Confidential Information is expressly permitted by a written agreement between Buyer and Seller or is required by Law or appropriate court order and sufficient advance written notice thereof, if reasonably practicable, is provided to Buyer to permit Buyer to seek a protective order or other appropriate remedy, provided, however, that the term “Transferred Business Confidential Information” shall not include information that (i) becomes available to Seller or any of its Affiliates after the Closing on a non-confidential basis from a source other than Buyer, (ii) is independently developed by Seller, any of its Affiliates or their respective employees under circumstances not involving a breach of this Section 4.17(a), (iii) is publicly disclosed pursuant to a lawful requirement or request from a Governmental Authority acting within its jurisdiction, or non-confidential disclosure is otherwise required by Law after Seller or any of its Affiliates has exercised its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information, or (iv) is publicly available as of the date of this Agreement, or which becomes publicly available after the date of this Agreement through no disclosure of Seller or its Affiliates.

(b) Buyer hereby agrees that for a period of two (2) years from the Closing Date it shall hold, and shall cause its Affiliates to hold and maintain the confidentiality of all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information concerning the businesses and assets of Seller and its Affiliates, other than the Business and the Transferred Entities (the “Retained Business Confidential Information”), and shall not use for the benefit of themselves or others, or disclose or cause or permit to be used or disclosed any of the Retained Business Confidential Information for any reason or purpose whatsoever, except and to the extent any disclosure of Retained Business Confidential Information is required by Law or appropriate court order and sufficient advance written notice thereof, if reasonably practicable, is provided to Seller to permit Seller to seek a protective order or other appropriate remedy, provided, however, that the term “Retained Business Confidential Information” shall not include information that (i) becomes available to Buyer or any of its Affiliates after the Closing on a non-confidential basis from a source other than Seller, (ii) is independently developed by Buyer, any of its Affiliates or their respective employees under circumstances not involving a breach of this Section 4.17(b), (iii) is publicly disclosed pursuant to a lawful requirement or request from a Governmental Authority acting within its jurisdiction, or non-confidential disclosure is otherwise required by Law after Buyer or any of its Affiliates has exercised its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information, or (iv) is publicly available as of the date of this Agreement, or which becomes publicly available after the date of this Agreement through no disclosure of Buyer or its Affiliates.

Section 4.18 General Release.

(a) Effective as of and subject to the Closing, as a material inducement to enter into this Agreement, Seller, for itself, its Affiliates and each of their respective assigns, officers, directors, employees and representatives (each a “Seller Releasing Party”), hereby irrevocably and unconditionally releases and forever discharges the Transferred Entities and each of their respective assigns, officers, directors, employees and representatives (each a “Buyer Released Party”), from any and all claims, liabilities, promises, controversies, damages, actions, causes of action, suits, charges, investigations, demands, costs, losses, debts and expenses of any kind or nature whatsoever, which exist on the date of this Agreement, whether based in tort, fraud, contract, statute, common law, or any other legal theory (including claims for any wages, bonuses, severance pay, commissions, overtime pay, vacation pay, paid time off, consulting fees, benefits and any other compensation earned or arising out of such Seller Releasing Party’s relationship with any Buyer Released Party as an employee or consultant under any contract or applicable Law through the Closing) and whether known or unknown, except (1) pursuant to those agreements or other transactions set forth on Section 4.11 of the Seller Disclosure Letter; (2) accounts receivable and accounts payable related to ordinary course trading activities between Seller and its Affiliates and any of the Transferred Entities; (3) rights of Seller under this Agreement and rights of Seller or its Affiliates under any of the Ancillary Agreements or Restructuring Agreements; (4) the indemnification rights referred to in Section 4.6. Seller for itself and on behalf of each Seller Releasing Party, expressly acknowledges that this is a final and general release.

(b) At the Closing, Buyer shall cause the Transferred Entities, for the Transferred Entities and each of their respective assigns, officers, directors, employees and representatives (each a “Buyer Releasing Party”) to execute and deliver to Seller releases in favor of Seller, its Affiliates and each of their respective assigns, officers, directors, employees and representatives (each a “Seller Released Party”) of the same scope as the release granted to the Transferred Entities pursuant to Section 4.18(a).

Section 4.19 Minimum Cash. Seller shall cause the total amount of Cash held by the Transferred Entities immediately prior to the Closing to be not be less than $3,000,000.

Section 4.20 280G Stockholder Approval. No later than ten (10) Business Days prior to the Closing, and subject to Seller’s advance review and reasonable approval, Buyer may provide Seller with a disclosure document to be voted on by the stockholders of Seller in accordance with the terms of Section 280G(b)(5)(B) of the Code and with the intent to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements that might otherwise reasonably result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code. Seller shall cooperate in good faith with Buyer in the preparation of such disclosure document and in Buyer’s obtaining, at least one Business Day prior to delivering the stockholder proposal described below, a waiver of compensation that Buyer determines would otherwise constitute a parachute payment under Section 280G of the Code from each Person who is or reasonably could be, with respect to the Seller, a “disqualified individual,” and who reasonably might otherwise receive, have received, or have the right or entitlement to receive such parachute payment. Prior to the Closing Date, Seller shall present the disclosure document and stockholder solicitation proposal for approval in a manner intended to satisfy the requirements of Q-7(b)(3) of Section 1.280G-1 of such Treasury Regulations.

Article 5

Tax Matters

Section 5.1 Seller’s Responsibility for Taxes. Seller shall bear and pay, reimburse, indemnify and hold harmless the Buyer Indemnitees from and against any and all Losses with respect to (i) Taxes of the Transferred Entities attributable to any Pre-Closing Tax Period and (ii) Taxes attributable to any Post-Signing Restructuring Action, in each case except to the extent of Taxes imposed as a result of any transaction entered into by Buyer or the Transferred Entities after the Closing (other than transactions carried out in accordance with the provisions of this Agreement). Items of income, gain, loss and deduction shall be apportioned between the

Pre-Closing Tax Period and the Post-Closing Tax Period on the basis of a closing of the books as of the Calculation Time, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period, and provided further that any items of income, gain, loss or deduction arising on the Closing Date, outside of the ordinary course of business as a result of the transactions contemplated by this Agreement shall be apportioned to the Pre-Closing Tax Period for purposes of this Section 5.1. The indemnity obligation under this Section 5.1 shall survive the Closing Date until thirty (30) days after the expiration of the applicable statute of limitation in question.

Section 5.2 Buyer’s Responsibility for Taxes. Buyer shall bear and pay, reimburse, indemnify and hold harmless the Seller Indemnitees from and against all Losses with respect to Taxes of the Transferred Entities attributable to any Post-Closing Tax Period, except to the extent of any Losses attributable to any Post-Signing Restructuring Action or from a breach of Section 2.17(e). The indemnity obligation under this Section 5.2 shall survive the Closing Date until thirty (30) days after the expiration of the applicable statute of limitation in question.

Section 5.3 Refunds; Post-Closing Date Losses. Buyer, on the one hand, and Seller and UCI Company, on the other hand, shall each be entitled to receive and retain any refund or other reimbursement in respect of Taxes for which such party is responsible under Section 5.1, Section 5.2 or Section 5.7, as the case may be, and Buyer and Seller, as the case may be, shall promptly notify the other party of the receipt of any refund or other reimbursement to which the other party is entitled hereunder and pay over such refund or other reimbursement within thirty (30) days of receipt. Neither Buyer nor any of the Transferred Entities shall, to the extent permitted by applicable Tax Law, carryback to a Pre-Closing Tax Period any item of loss, deduction or credit or any net operating loss, net capital loss or other tax credit or benefit that is attributable to, arises from or relates to any taxable period (or portion thereof) commencing after the Closing Date.

Section 5.4 Tax Returns.

(a) Seller shall be responsible for preparing (i) all Consolidated or Combined Returns and (ii) all Income Tax Returns of the Transferred Entities for any Pre-Closing Tax Period; provided, that if any such Tax Return (other than any Consolidated or Combined Return) relates to a Tax for which Buyer is responsible under Section 5.2, not later than thirty (30) days prior to the due date for filing such Tax Return by Seller, Seller shall provide Buyer with a copy of such Tax Return for Buyer’s approval. Seller shall also provide Buyer with a copy of any pro forma portion of any Consolidated or Combined Return that includes solely the Transferred Entities.

(b) Seller shall be responsible for preparing all Non-Income Tax Returns of the Transferred Entities that are due (taking into account extensions) on or prior to the Closing Date.

(c) Buyer shall be responsible for preparing and filing all other Tax Returns relating to the Business, the Transferred Entities or assets of the Transferred Entities; provided, however, that if any such Tax Return relates to a Pre-Closing Tax Period or Straddle Period, not later than thirty (30) days prior to the due date for filing such Tax Return by Buyer, Buyer shall provide Seller with a copy of relevant portions of the draft of such Tax Return for Seller’s approval.

(d) Without the prior written consent of Seller, Buyer shall not, and shall not permit any of its Affiliates to, (i) amend any Tax Returns or make or change any Tax elections or accounting methods, in each case with respect to any of the Transferred Entities relating to a Pre-Closing Tax Period or a Straddle Period, except to the extent required by applicable Tax Law, or (ii) make any election under Section 338 of the Code with respect to the acquisition pursuant to this Agreement of any of the Transferred Entities that are classified as a corporation for US Federal Income Tax purposes.

(e) In the event of any disagreement between Buyer and Seller regarding any Tax Return furnished to the other for approval under Section 5.4(a) or Section 5.4(c) that cannot be resolved by the fifteenth (15th) day prior to the due date for such Tax Return, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Buyer and Seller (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Buyer and Seller. If the Tax Accountant does not resolve any differences between Buyer and Seller with respect to such Tax Return at least five (5) days prior to the due date therefor, such Tax Return shall be filed as prepared by the party having the responsibility hereunder for filing such Tax Return and amended to reflect the Tax Accountant’s resolution.

Section 5.5 Tax Contests.

(a) Buyer or Seller, as the case may be, shall notify the other party within twenty (20) days after receipt by such party or any of its Affiliates of written notice of any pending federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes for which such other party or its Affiliates may be responsible under Section 5.1, 5.2 or 5.7 (“Tax Matters”).

(b) Subject to Section 5.5(d), Seller shall have the sole right to control, contest and defend against any Tax Matters relating to Taxes of any of the Transferred Entities for which Seller is obligated to indemnify Buyer under Section 5.1.

(c) Subject to Section 5.5(d), Buyer shall have the sole right to control, contest and defend all Tax Matters of the Transferred Entities not controlled by Seller pursuant to Section 5.5(b).

(d) Subject to the provisions of this Section 5.5, Buyer and Seller shall reasonably cooperate in the conduct of all Tax Matters. Each party shall not, and shall not permit its Affiliates to, concede, settle or compromise a Tax Matter (or portion thereof) controlled by such party under this Section 5.5 to the extent such concession, settlement or compromise could reasonably be expected to affect adversely the other party or its Affiliates without the consent of such other party, which consent shall not be unreasonably withheld.

Section 5.6 Books and Records; Cooperation. Buyer and Seller shall (and shall cause their respective Affiliates to) (a) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes and (b) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. Buyer shall (and shall cause its Affiliates to) make available to Seller all financial records of the Transferred Entities for the fiscal year during which Closing occurs and any prior fiscal year (the “Fiscal Years”) to enable Seller and its Affiliates to meet their obligations under New Zealand Tax Law, provided that such financial records shall be held by Seller and its Affiliates as confidential except to the extent disclosure is necessary for reporting under New Zealand Tax Law. Such financial records shall include: (i) financial statements (to the extent such financial statements are required by law to be prepared), (ii) supporting trial balances, (iii) detailed loan schedules showing movements in the balances of financial arrangements (including external loan and intercompany loan balances), and (iv) copies of Tax Returns and confirmations of Tax payments relating to each Fiscal Year, in each case, for some or all of the Transferred Entities. Buyer shall provide all such financial records promptly upon request by Seller.

Section 5.7 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (including any real property transfer tax and any similar Tax) shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. For the avoidance of doubt, any Transfer Taxes incurred in connection with (a) any Post-Signing Restructuring Action or (b) transactions undertaken pursuant to Section 4.16 shall be borne 100% by Seller.

Section 5.8 Tax Treatment of Indemnity Payments. To the extent permitted under applicable Tax Law, the parties agree to treat any indemnity payment made under this Article 5 or Article 8 as an adjustment to the Wells Final Purchase Price for all federal, state, local and foreign Tax purposes, and the parties agree to, and shall cause their respective Affiliates to, file their Tax Returns accordingly.

Section 5.9 Overlap. To the extent of any inconsistency between this Article 5 and Article 8, this Article 5 shall control as to Tax matters.

Article 6

Conditions Precedent

Section 6.1 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following conditions:

(a) Competition Laws. Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and Buyer and Seller shall have obtained all consents, waivers, clearances and approvals required under any applicable Competition Laws for the jurisdictions set forth on Section 4.3 of the Seller Disclosure Letter.

(b) No Injunction, etc. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall be in effect.

Section 6.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing, or, if permitted by applicable Law, waiver by Buyer, of the following additional conditions:

(a) Representations and Warranties. (i) Each of the Fundamental Representations of Seller contained in Article 2 of this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time (except for the representations that are as of a specific date which representations shall be true and correct in all material respects as of such date) and (ii) all other representations and warranties of Seller contained in Article 2 of this Agreement and in any certificate or other writing delivered pursuant hereto (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct at and as of the Closing Date with the same effect as though made at and as of such time (except for the representations that are as of a specific date which representations shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect.

(b) Covenants and Agreements. Seller shall have in all material respects performed and complied with all covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(c) Officer’s Certificate. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller stating that the conditions specified in Section 6.2(a), Section 6.2(b) and 6.2(f) have been satisfied.

(d) FIRPTA Certificate. Seller shall have delivered to Buyer a certificate from Selling Subsidiary, dated the Closing Date, signed by a duly authorized officer of Selling Subsidiary, as contemplated under and meeting the requirements of section 1.1445-2(b)(2)(i) of the Treasury Regulations, to the effect that Selling Subsidiary is not a foreign person for U.S. federal Income Tax purposes.

(e) Closing Deliverables. Buyer shall have received all certificates, deeds, instruments, agreements and other documents to be delivered at or before the Closing pursuant to Section 1.2(a).

(f) Post-Signing Restructuring Actions. Each of the Post-Signing Restructuring Actions, except as provided in Section 4.15, shall have been completed.

Section 6.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing, or, if permitted by applicable Law, waiver by Seller, of the following additional conditions:

(a) Representations and Warranties. (i) Each of the Fundamental Representations of Buyer contained in Article 3 of this Agreement shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time (except for the representations that are as of a specific date which representations shall be true and correct in all material respects as of such date) and (ii) all other representations and warranties of Buyer contained in Article 3 of this Agreement and in any certificate or other writing delivered pursuant hereto (without giving effect to any limitations as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct at and as of the Closing Date with the same effect as though made at and as of such time (except for the representations that are as of a specific date which representations shall be true and correct in all material respects as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.

(b) Covenants and Agreements. Buyer shall have in all material respects performed and complied with all covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Closing.

(c) Officer’s Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer stating that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to cause the Closing to occur.

Article 7

Termination

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written agreement of Buyer and Seller;

(b) by either Buyer or Seller by notice to the other party, if:

(i) the Closing shall not have been consummated on or before the close of business on August 3, 2015 (the “End Date”), provided, further, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; or

(ii) (A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any injunction, order or decree of any Governmental Authority having competent jurisdiction permanently enjoining Buyer or Seller from consummating the Closing is entered and such injunction, order or decree shall have become final and nonappealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii)(B) shall have used reasonable best efforts to remove such injunction, order or decree in accordance with Section 4.3(c);

(c) by Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause a condition set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied (provided, that, for the purposes of determining whether the condition set forth in Section 6.2(a) has been satisfied, the definition of Material Adverse Effect shall be interpreted without taking into account any effect resulting from any Competition Laws, or prohibition under or in respect of any Competition Laws, applicable to the transactions contemplated by this Agreement), and such breach is incapable of being cured prior to the earlier of (A) the Business Day prior to the End Date or (B) the date that is thirty (30) days from the date that Seller is notified in writing by Buyer of such breach or failure to perform; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if Buyer is then in material breach or violation of its representations, warranties or covenants contained in this Agreement;

(d) by Seller, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause a condition set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach is incapable of being cured prior to the earlier of (A) the Business Day prior to the End Date or (B) the date that is thirty (30) days from the date that Buyer is notified in writing by Seller of such breach or failure to perform; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Seller is then in material breach or violation of its representations, warranties or covenants contained in this Agreement; or

(e) by Seller, if all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions which by their nature cannot be satisfied until the Closing, but which conditions at the time of termination shall be capable of being satisfied) and Buyer fails to consummate the transactions contemplated hereby within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 1.2.

Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no effect without liability of any party (or any of its directors, officers, employees, stockholders, Affiliates, agents, successors or assigns) to the other party except as otherwise provided in this Section 7.2, provided that no such termination (nor any provision of this Agreement) shall relieve any party from liability for any damages for fraud or willful breach of this Agreement prior to such termination (which, for the avoidance of doubt, shall be deemed to include any failure by Buyer to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder). The provisions of Section 4.2(c), this Section 7.2, Article 9, Section 10.1 and Section 10.4 and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 7.1.

Article 8

Indemnification

Section 8.1 Survival. All representations and warranties made in this Agreement, or in any certificate delivered pursuant to Section 6.2(c) or Section 6.3(c), and all covenants and agreements of the parties contained in this Agreement which by their terms are to be performed at or prior to the Closing Date, shall survive the Closing Date for a period of eighteen (18) months after the Closing Date; provided, however that the representations and warranties in Sections 2.14 and 2.17 shall survive the Closing Date for a period of thirty-six (36) months after the Closing Date and the Fundamental Representations shall survive until the expiration of the applicable statute of limitation in question. All other covenants and agreements of Seller and Buyer contained in this Agreement shall survive the Closing Date in accordance with their respective terms, but not to exceed the applicable statute of limitations in the event of a breach of such covenant. Notwithstanding the foregoing, except as set forth in Section 7.2, no representation, warranty, covenant or agreement made in this Agreement shall survive any termination of this Agreement.

Section 8.2 Indemnification by Seller.

(a) From and after the Closing, and subject to this Article 8, Seller shall defend, indemnify and hold harmless Buyer and each of its Subsidiaries and Affiliates and their respective officers, directors, employees and agents (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses, whether or not arising from a third party claim, to the extent resulting from or arising out of or in connection with (i) any breach of any representation or warranty made by Seller in Article 2, (ii) any breach by Seller of any of its covenants or agreements contained herein, (iii) third party claims (including claims of a Governmental Authority) arising from the Post-Signing Restructuring Actions or (iv) Retained Liabilities; provided that Buyer Indemnitees shall not be entitled to recover under Section 8.2(a)(i) for an individual claim or group of related claims unless and until the amount of Losses that otherwise would be payable pursuant to this Section 8.2 with respect to such claim or group of related claims exceeds $50,000 (the “Per Claim Threshold”), provided, further, that no claims by Buyer Indemnitees shall be asserted under Section 8.2(a)(i) unless and until the aggregate amount of Losses that would otherwise be payable hereunder exceeds on a cumulative basis an amount equal to $2,500,000 (the “Indemnification Threshold”), at which point all such Losses may be asserted by Buyer Indemnitees, including the first $2,500,000 thereof. Any such individual claims or group of related claims for amounts less than the Per Claim Threshold shall be ignored in determining whether the Indemnification Threshold has been exceeded. The Per Claim Threshold and the Indemnification Threshold shall not apply with respect to any claims for indemnification for any breach of a Fundamental Representation.

(b) Notwithstanding the limitations set forth above in Section 8.2(a), Seller shall not be liable for indemnification for any claims made pursuant to Section 8.2(a)(i) in excess of $25,000,000 (the “Indemnification Cap”); provided, however, that (i) the limitation set forth in this sentence shall not apply with respect to any claim for indemnification in respect of any breach of any Fundamental Representations or representations and warranties in Section 2.17 and (ii) Seller may be liable for claims in excess of the Indemnification Cap not to exceed $20,000,000 in addition to the Indemnification Cap solely in respect of breaches of the representations and warranties in Section 2.14.

(c) In no event shall the aggregate monetary obligations of Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement exceed the Wells Enterprise Value; provided, however, that the limitation set forth in this sentence shall not apply with respect to claims made pursuant to Section 8.2(a)(iv).

(d) For purposes of calculating Losses hereunder (but not for purposes of establishing whether a breach has occurred), any materiality or Material Adverse Effect qualifications in the representations and warranties in Article 2 shall be disregarded (other than in Section 2.2(b), Section 2.6, Section 2.8, the definition of “Material Contract” in Section 2.9(a), Section 2.16(a), the first use of “material” in Section 2.11 and Section 2.21, each of which shall retain such qualifications for all purposes).

Section 8.3 Indemnification by Buyer. From and after the Closing, and subject to this Article 8, Buyer shall defend, indemnify and hold harmless Seller and each of its Affiliates and their respective officers, directors, employees and agents (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses, whether or not arising from a third party claim, to the extent resulting from or arising out of or in connection with (a) any breach of any representation or warranty made by Buyer in Article 3, (b) any breach by Buyer of any of its covenants or agreements contained herein, (c) any breach by a Transferred Entity of any of their covenants or agreements contained herein which are to be performed by such Transferred Entity after the Closing Date or (d) any claim or cause of action by any Person against a Seller Indemnitee with respect to the ownership and operation of the Business after the Closing, except for any claims or causes of action with respect to which Seller is obligated to indemnify any Buyer Indemnitee pursuant to Section 8.2. Seller Indemnitees shall not be entitled to recover under Section 8.3(a) for an individual claim or group of related claims unless and until the amount of Losses that otherwise would be payable pursuant to this Section 8.3 with respect to such claim or group of related claims exceeds the Per Claim Threshold, provided, further, that no claims by Seller Indemnitees shall be asserted under Section 8.3(a) unless and until the aggregate amount of Losses that would otherwise be payable hereunder exceeds on a cumulative basis the Indemnification Threshold and then only to the extent such Losses exceed the Indemnification Threshold. Any such individual claims or group of related claims for amounts less than the Per Claim Threshold shall be ignored in determining whether the Indemnification Threshold has been exceeded. The limitations set forth in the preceding sentence shall not apply with respect to any claims for indemnification for any breach of a Fundamental Representation. Notwithstanding the limitations set forth in Section 8.3, Buyer shall not be liable for indemnification for any claims made pursuant to Section 8.3(a) in excess of $25,000,000.

Section 8.4 Limitations on Indemnity. Buyer and Seller agree, for themselves and on behalf of Buyer Indemnitees and Seller Indemnitees:

(a) The amount of any and all Losses indemnifiable pursuant to Section 5.1 or Section 8.2 shall be determined net of (i) any amounts recovered by Buyer Indemnitees under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses, in each case, net of costs of collection and any increase to premiums resulting from making any claim thereunder and (ii) any Tax benefits actually realized by Buyer Indemnitees (in the form of reduction in cash tax otherwise payable, calculated on a with-and-without basis) from Tax Attributes arising from such Losses in any taxable year ending before or including the third (3rd) anniversary of the Closing Date. In any case where a Buyer Indemnitee realizes Tax benefits or recovers, under insurance policies or from other collateral sources, any amount in respect of a matter for which such Buyer Indemnitee was indemnified pursuant to Section 8.2, in each case to the extent not already taken into account pursuant to this Section 8.4(a), such Buyer Indemnitee shall promptly pay over to Seller the amount so recovered (after deducting therefrom the amount of the expenses incurred by such Buyer Indemnitee in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid to or on behalf of such Buyer Indemnitee in respect of such matter and (ii) any amount expended by Seller in pursuing or defending any claim arising out of such matter.

(b) Buyer Indemnitees shall not be entitled to indemnification pursuant to Section 5.1 or Section 8.2 for the portion of any Loss to the extent that (i) Section 8.4(b) of the Seller Disclosure Letter reflects a reserve recorded in the books and records used to prepare the Management Accounts with respect to such Loss (other than a reserve with respect to Taxes), (ii) such Loss was incorporated in the calculation of the Wells Final Closing Date Indebtedness, Wells Final Transaction Expenses or Wells Closing Date Net Working Capital as finally determined pursuant to Section 1.3(c), (iii) Buyer Indemnitees could have, with reasonable efforts, mitigated or prevented such amount of Loss (it being agreed that it shall be reasonable for Buyer to pursue its rights for recovery under Section 4.7 in respect of Parent Occurrence Policies as part of its mitigation efforts), (iv) such amount of Loss results from or is magnified by the action or inaction of any Buyer Indemnitee after the Closing (other than action or inaction expressly permitted by this Agreement) or (v) such amount of Loss relates to Taxes arising in a Post-Closing Tax Period, except to the extent of any Loss related to or arising from any Post-Signing Restructuring Action or from a breach of Section 2.17(e).

(c) If an Indemnifying Party makes an indemnification payment to an Indemnified Party with respect to any Loss, then such Indemnifying Party will be subrogated, to the extent of such payment, to all related rights and remedies of such Indemnified Party under any insurance policy or against or with respect to such Loss, except with respect to amounts relating to such Loss that have not yet been recovered by such Indemnified Party (or any other such Person entitled to indemnification hereunder). If any portion of any Loss to be reimbursed by the Indemnifying Party may be covered, in whole or in part, by third-party insurance coverage, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party. Promptly following such Indemnifying Party’s request, such Indemnified Party will take all reasonably necessary, proper or desirable actions (including the execution and delivery of any document reasonably requested) to accomplish the foregoing.

(d) In no event shall an Indemnifying Party have liability to the Indemnified Party for any punitive damages or any damages that are not reasonably foreseeable or that are speculative or remote, except if and to the extent any such damages are recovered against an Indemnified Party pursuant to a Third Party Claim.

(e) Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to indemnify or hold harmless Buyer Indemnitees with respect to any indemnification matter arising under Environmental Laws to the extent: (i) such matter arises out of any invasive investigation of environmental conditions, including sampling or testing, or any disclosure to any Governmental Authority, undertaken by or on behalf of Buyer Indemnitees, unless such investigation or disclosure was required under applicable Environmental Laws, as determined in Buyer Indemnitees’ reasonable discretion; or by a Governmental Authority, or conducted in reasonable response to a third party claim initiated against the Buyer Indemnitees regarding the Transferred Entities’ noncompliance with Environmental Laws; (ii) Buyer Indemnitees (A) remediate environmental conditions in excess of applicable minimum standards acceptable to the Governmental Authority with jurisdiction, including risk-based standards, and reasonable engineering and institutional controls or deed or other restrictions (B) close or sell any asset or facility or (C) exacerbate any environmental condition existing as of the Closing Date; or (iii) such Losses arise from changes in an Environmental Law occurring after the Closing Date.

(f) Notwithstanding anything to the contrary in this Agreement, Seller shall have the option to control any claim for indemnification arising under Environmental Laws asserted by the Buyer Indemnitees, including the disclosure, investigation, remediation, monitoring, negotiation, performance, settlement and resolution of any such matter, provided that with respect to any such claim, Seller shall keep Buyer reasonably informed of any such matter, and for any proposed remediation document or plan that requires review or approval by a Governmental Authority, Seller shall provide such document to Buyer at least ten (10) Business Days (or as much notice as practicable in emergency situations) prior to submission to the Governmental Authority for review and comment. If Seller opts to have Buyer control any claim for indemnification arising under Environmental Laws, Buyer shall keep Seller reasonably informed of any such matter, and for any proposed remediation document or plan that requires review or approval by a Governmental Authority, Buyer shall provide such document to Seller at least ten (10) Business Days (or as much notice as practicable in emergency situations) prior to submission to the Governmental Authority for review and comment.

Section 8.5 Notification of Claims; Third Party Claims.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article 8, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except to the extent the Indemnifying Party is prejudiced by such failure. The parties agree that (i) in this Article 8 they intend to shorten (in the case of the limited survival periods specified in Section 8.1) the applicable statute of limitations period with respect to certain claims, (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 8.1 for such representation, warranty, covenant or agreement and (iii) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.5 shall be expressly barred and are hereby waived, provided that, if, prior to such applicable date, a party shall have notified any other party in accordance with the requirements of this Section 8.5 of a claim for indemnification under this Article 8 (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article 8 notwithstanding the passing of such applicable date.

(b) Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including, without limitation, a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with its own counsel and at its own expense and the Indemnified Party shall, at its sole cost and expense, cooperate with the Indemnifying Party in connection therewith, provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided further, that, if such Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, the reasonable expenses of the Indemnified Party incurred in retaining counsel shall be borne by the Indemnifying Party. So long as the Indemnifying Party is reasonably contesting any such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim. If the Indemnifying Party elects to conduct the defense and settlement of a Third Party Claim, then the Indemnified Party shall have the right to pay or settle such Third Party Claim; provided that in such event it shall waive any right to indemnity by the Indemnifying Party for all Losses related to such Third Party Claim unless the Indemnifying Party shall have consented to such payment or settlement. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s notice of a Third Party Claim hereunder that it elects to undertake the defense thereof, or such claim (i) relates to or arises in connection any criminal proceeding, action, indictment, allegation or investigation or (ii) is a claim that the Indemnified Party and the Indemnifying Party agree in good faith has a reasonable likelihood of resulting in Loss in excess of two hundred percent (200%) of the remaining then-pending indemnifiable amount under the Indemnification Cap, net of the amount of all other notified claims, the Indemnified Party shall have the right to contest, settle or compromise and otherwise assume the defense and control of such Third Party Claim, with its own counsel, but shall not thereby waive any right to indemnity therefor (including for any costs or expenses incurred in defense of such claim) pursuant to this Agreement. If a Third Party Claim hereunder involves a Key Customer, Key Supplier or any such Person’s Affiliates and the Indemnifying Party elects to undertake the defense thereof, the Indemnified Party shall have the right to monitor the defense of such Third Party Claim with its own counsel; the reasonable expenses of the Indemnified Party incurred in retaining such counsel shall be borne by the Indemnifying Party; and the Indemnified Party shall not thereby waive any right to indemnity therefor pursuant to this Agreement. The Indemnifying Party shall not, except with the consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), enter into any settlement unless such settlement (i) includes as a term thereof the giving by the Person(s) asserting such claim to all Indemnified Parties of a release from all liability with respect to such claim or consent to entry of any judgment; (ii) obligates the Indemnifying Party to pay the full amount of the Loss in connection with such Third Party Claim (subject to the limitations set forth herein) and (iii) imposes no injunctive or other equitable relief against any Indemnified Party.

(c) All of the parties hereto shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and each of Buyer and Seller (or a duly authorized representative of such party) shall (and shall cause the Transferred Entities to) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

(d) In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this Section 8.5 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article 8. The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

Section 8.6 Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement and except (i) with respect to the matters covered by Section 1.3, (ii) in the case where a party seeks to obtain specific performance pursuant to Section 10.9 and (iii) in the case of fraud, Seller and Buyer hereby agree that following the Closing, the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement shall be the applicable indemnification rights set forth in this Article 8 or Article 5 and Section 4.10. In furtherance of the foregoing and subject to Section 10.9 and the indemnification provisions set forth in this Article 8, Article 5 and Section 4.10, (a) Buyer hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Buyer Indemnitee may have against Seller or any of its respective Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns and (b) Seller hereby waives, from and after the Closing Date, any and all rights, claims and causes of action any Seller Indemnitee may have against Buyer or any of its Affiliates, or their respective directors, officers, employees, Affiliates, agents or representatives, successors or assigns, in either case to the extent such rights, claims and causes of action arise under or are based upon any federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise.

Article 9

Definitions

Section 9.1 Certain Terms. The following terms have the respective meanings given to them below:

“Accounting Firm” has the meaning set forth in Section 1.3(c)(iii).

“Accounting Principles” shall mean the accounting principles applied in the preparation of the Financial Statements.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliate Agreement” means a contract that is material to the Business taken as a whole to which a Transferred Entity, on the one hand, and Seller or any of its Affiliates (other than a Transferred Entity), on the other hand, are parties or are otherwise bound or affected, other than any Shared Contract or Excluded Contract.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Transitional Services Agreement, the IP License Agreement, the Chinese Employment Agreements and any other agreement, document or certificate to be entered into by Buyer and Seller or by their respective Affiliates in connection with the transactions contemplated by this Agreement.

“Anticorruption Laws” has the meaning set forth in Section 2.13(c).

“Applicable Rate” means the average of the daily “prime rate” (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period plus 2%.

“Balance Sheet” has the meaning set forth in Section 2.6(a).

“Balance Sheet Date” means December 31, 2014.

“Benefit Plans” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employment, deferred compensation, severance or other benefit plan, program or arrangement to which Seller, any Transferred Entity, or any Affiliate thereof maintains, sponsors or contributes for the benefit of employees of the Business.

“Business” means the design, manufacture, marketing, sale and distribution of vehicle electronics products, including products that manage ignition, emissions and fuel systems, sensors, switches, relays and other vehicle electronics products, as presently conducted by Seller and its Subsidiaries.

“Business Assets” has the meaning set forth in Section 2.20.

“Business Day” means any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York or Tokyo, Japan.

“Business Employee” means (i) the employees employed by a Transferred Entity as of the date of this Agreement, (ii) employees hired by a Transferred Entity after the date of this Agreement in the ordinary course of business or as permitted under Section 4.1, (iii) the employees listed on Section 4.4(a)(i) of the Seller Disclosure Letter (which schedule lists employees of United Components, LLC who are performing services for the Business who are not employed by a Transferred Entity as of the date of this Agreement) and (iv) the employees listed on Section 4.4(a)(ii) (Chinese Employees), but (v) excluding the Retained Employees.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnitees” has the meaning set forth in Section 8.2(a).

“Buyer Released Party” has the meaning set forth in Section 4.18(a).

“Buyer Releasing Party” has the meaning set forth in Section 4.18(b).

“Calculation Time” shall mean the close of business in accordance with Seller’s historic accounting practices on the day prior to the Closing Date.

“Cash” shall have the meaning set forth on Section 9.1 of the Seller Disclosure Letter.

“Chinese Business Employee” shall mean each Business Employee employed by the Chinese Entities set forth on Section 4.4(a)(ii) of the Seller Disclosure Letter.

“Chinese Employment Agreements” has the meaning set forth in Section 4.4(a).

“Chinese Entities” shall mean collectively, UCI (Beijing) Consulting Company, Ltd., UCI (Shanghai) Auto Parts Trading Company Limited and Shanghai Foreign Service Co., Ltd. as the labor agency on behalf of the foregoing entities (if applicable).

“Clayton Act” means the Clayton Antitrust Act of 1914, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Statement” has the meaning set forth in Section 1.3(c)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Authority regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Confidentiality Agreement” has the meaning set forth in Section 4.2(c).

“Consolidated or Combined Return” means any Tax Return that is filed or required to be filed and that includes any Transferred Entity, on the one hand, and Seller or any of its Affiliates, excluding any of the Transferred Entities, on the other hand.

“Continuation Period” has the meaning set forth in Section 4.4(a).

“Credit Agreement” means the Credit Agreement, dated as of January 26, 2011, by and among Uncle Acquisition 2010 Corp, UCI International, Inc., UCI Holdings Limited, UCI Acquisition Holdings (No. 1) Corp, UCI Acquisition Holdings (No. 2) Corp, the lenders party thereto, Credit Suisse AG, as administrative agent, and the other agents and guarantors party thereto.

“Credit Facilities” means (i) Credit Agreement and (ii) the 8.625% Senior Notes due 2019 issued on January 26, 2011 in the aggregate principal amount of $400,000,000 pursuant to that certain Indenture, dated as of January 26, 2011, among Uncle Acquisition 2010 Corp, as issuer, the guarantors from time to time party thereto, and Wilmington Trust FSB, as trustee, paying agent, transfer agent and registrar.

“Debevoise” has the meaning set forth in Section 10.11.

“Designated Service Recipient” has the meaning set forth in Section 4.4(a)(ii).

“End Date” has the meaning set forth in Section 7.1(b)(i).

“Environmental Law” means all Laws in effect as of the Closing Date concerning pollution or protection of the environment, including all soil, indoor and outdoor air, surface and groundwater, natural resources or, to the extent related to the protection of the environment, human health, including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, discharge, generation, treatment, storage, disposal, transport or handling of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Equity Interest” has the meaning set forth in the Recitals.

“Excluded Contract” means any contract listed in Section 2.21 of the Seller Disclosure Letter or any replacement thereof entered into between the date hereof and the Closing.

“Export Laws” has the meaning set forth in Section 2.13(e).

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Fiscal Years” has the meaning set forth in Section 5.6.

“Fundamental Representations” means Section 2.1 (Organization and Power), Section 2.2 (Authorization), Section 2.4 (Capitalization; Title to Shares), Section 2.5 (Ownership Interests), Section 2.6(b) (Seller Guarantor Financial Statements), Section 2.7(c), Section 2.19 (Finders’ Fees), Section 3.1 (Organization and Power), Section 3.2 (Authorization) and Section 3.7 (Finders’ Fees).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Antitrust Authority” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Authority” means any United States or foreign (i) federal, state, local, municipal, or other government, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (iii) body exercising, or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal.

“Hazardous Substance” means any chemical or biological substance, waste, or mixture that is listed, classified, or regulated as “toxic” “hazardous”, or words of similar meaning or effect under any applicable Environmental Law.

“Holding Companies” means UCI Acquisition Holdings (No. 2) Corp, UCI-Wells Holdings, L.L.C., UCI Investments, L.L.C. and Wells Mexico Holdings Corp.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Income Tax” means any Tax on or measured in whole or in part by net or gross income, gains or profits, including franchise Taxes.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, with respect to the Transferred Entities as of any specified time, without duplication, (i) all obligations of such Person for borrowed money or in respect of loans, advances, or interest rate derivative or hedging transactions or that are otherwise similarly designed to alter the risks arising from fluctuations in interest rates, currency values or commodity prices (including any unpaid principal, premium and accrued and unpaid interest), but for the purposes of Section 1.3 with respect to hedging transactions, only interest rate hedging transactions and only to the extent amounts are currently due and payable, (ii) letters of credit, issued for the account of the Transferred Entities, but for the purposes of Section 1.3, only to the extent drawn at such time, (iii) obligations under leases required in accordance with GAAP to be recorded as capital leases, (iv) all indebtedness of any other Persons which is directly or indirectly guaranteed by the Transferred Entities, but for the purposes of Section 1.3, only to the extent a payment demand by the beneficiary of such guarantee is pending thereunder at such time, and (v) all accrued interest, prepayment premiums, make-whole payments, termination or breakage costs or penalties and all fees and other expenses on the foregoing due or to be due as a result of the payment on the Closing Date by Buyer of the foregoing pursuant to Section 1.2; provided, that Indebtedness shall not include any intercompany payables or loans among the Transferred Entities, and shall include amounts outstanding under arrangements not settled or terminated pursuant to Section 4.11.

“Indemnification Cap” has the meaning set forth in Section 8.2(b).

“Indemnification Threshold” has the meaning set forth in Section 8.2(a).

“Indemnified Party” has the meaning set forth in Section 8.5(a).

“Indemnifying Party” has the meaning set forth in Section 8.5(a).

“International Plan” has the meaning set forth in Section 2.16(f).

“International Transferred Benefit Plans” has the meaning set forth in Section 2.16(f).

“Inventory” means all inventory, including merchandise, raw materials, work-in-process and finished goods, of the Business.

“IP License Agreement” has the meaning set forth in Section 4.12(a).

“IRS” means the Internal Revenue Service.

“Key Customers” has the meaning set forth in Section 2.9(a)(v).

“Key Employees” means each of the employees set forth on Exhibit D.

“Key Employment Agreement” means, with respect to each Key Employee, such employee’s employment agreement in effect as of the date hereof, including all amendments, supplements, exhibits, schedules, addenda and restatements thereto and thereof.

“Key Suppliers” has the meaning set forth in Section 2.9(a)(vii).

“Knowledge of Seller” shall have the meaning set forth on Section 9.1 of the Seller Disclosure Letter.

“Labor Contracts” has the meaning set forth in Section 4.4(h).

“Law” means a law, statute, order, ordinance, rule, regulation, judgment, injunction, order or decree.

“Leased Real Property” has the meaning set forth in Section 2.10(b).

“Liability” and “Liabilities” means any direct or indirect liability, indebtedness, claim, loss, damage, obligation or responsibility, fixed or unfixed, choate or inchoate, matured or unmatured, liquidated or unliquidated, secured or unsecured, accrued, absolute, known or unknown, contingent or otherwise.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease or encumbrance.

“Litigation” means any action, cease and desist letter, demand, suit, arbitration proceeding, administrative or regulatory proceeding, investigation of a Governmental Authority, citation, summons or subpoena of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Losses” means any and all damages, liabilities, losses, obligations, Taxes, claims of any kind, interest and expenses (including reasonable fees and expenses of attorneys).

“Management Accounts” has the meaning set forth in Section 2.6.

“Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have material adverse change in, or effect on, the assets, financial condition or results of operations of the Transferred Entities or the Business, taken as a whole; provided that any such change, effect, event or occurrence resulting from any of the following shall not be considered when determining whether a Material Adverse Effect has occurred: (i) conditions affecting the economy or credit, capital and financial markets in the United States or elsewhere in the world, including changes in interest or exchange rates, (ii) any change in the industry in which the Business operates, (iii) any change in Laws or GAAP, or the enforcement or interpretation thereof, (iv) political conditions, including hostilities, acts of war (whether declared or undeclared), sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing, (v) any change resulting from the negotiation, execution, announcement or consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, including any such change relating to the identity of, or facts and circumstances relating to, Buyer and including any actions taken by any Transferred Entity’s customers, suppliers or personnel, (vi) any action taken by Buyer and any of its Affiliates, agents or representatives, (vii) any hurricane, flood, tornado, earthquake or other natural disaster or any other force majeure event, (viii) any actions required to be taken or omitted pursuant to this Agreement or the Ancillary Agreements or taken with Buyer’s consent or not taken because Buyer withheld, delayed or conditioned its consent, (ix) the failure of the Business to achieve any financial projections or forecasts or revenue or earnings predictions (it being understood that for purposes of this clause (ix), the changes or effects giving rise to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (x) items disclosed in the Seller Disclosure Letter or (xi) any adverse change in or effect on the Business of the Transferred Entities that is cured prior to the Closing; provided, however, that any change or effect referred to in clauses (i), (ii), (iii), (iv) or (vii) immediately above may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event or occurrence has a materially disproportionate effect on the Transferred Entities or the Business relative to other companies in the industries or markets in which the Transferred Entities operate.

“Material Contract” has the meaning set forth in Section 2.9(a).

“Merged Employment Period” has the meaning set forth in Section 4.4(a).

“Multiemployer Plan” means a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA.

“Multiple Employer Plan” has the meaning set forth in Section 2.16(b).

“New Plan” has the meaning set forth in Section 4.4(c).

“Non-Income Tax Return” means all Tax Returns other than Income Tax Returns.

“OFAC Laws” has the meaning set forth in Section 2.13(d).

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Owned Intellectual Property” has the meaning set forth in Section 2.11.

“Owned Real Property” has the meaning set forth in Section 2.10(a).

“Parent Insurances” has the meaning set forth in Section 4.7(a).

“Parent Occurrence Policy” has the meaning set forth in Section 4.7(a).

“Pending Claim” has the meaning set forth in Section 2.18(c).

“Per Claim Threshold” has the meaning set forth in Section 8.2(a).

“Permits” has the meaning set forth in Section 2.13(b).

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due and payable or due and payable but not delinquent or, as disclosed in the Seller Disclosure Letter, the amount or validity of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves are being maintained, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other Liens arising or incurred in the ordinary course of business or in connection with construction contracts for amounts that are not yet delinquent or, as disclosed in the Seller Disclosure Letter, are being contested in good faith and, in each case, for which adequate reserves are being maintained, (iii) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authorities having jurisdiction over the Real Property, (iv) rights relating to construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Real Property, (v) all matters disclosed in the Seller Disclosure Letter,

(vi) any state of facts which an accurate survey or inspection of the Real Property would disclose, (vii) title exceptions (other than monetary Liens) disclosed by any title insurance commitment or title insurance policy for any such Real Property issued by a title company and delivered or otherwise made available to Buyer prior to the date hereof, (viii) statutory Liens in favor of lessors arising in connection with any property leased to any Transferred Entity, (ix) other encumbrances, defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and mining reservations, rights, licenses and leases, which, individually or in the aggregate, do not materially impair the present use or occupancy of the Real Property, (x) Liens securing the obligations under the Credit Agreement, (xi) Liens granted to any lender at Closing in connection with any financing by Buyer of the transactions contemplated hereby and (xii) Liens that do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Business of the Transferred Entities or materially interfere with the use thereof as currently used by the Transferred Entities.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization (whether or not a legal entity), including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Post-Signing Restructuring Action” has the meaning set forth in Section 4.15.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending at the completion of the Closing Date.

“Proposed Purchase Price Calculations” has the meaning set forth in Section 1.3(c)(i).

“Purchase Price Dispute Notice” has the meaning set forth in Section 1.3(c)(ii).

“Rank Group Guaranty” has the meaning set forth in Section 10.13(a).

“Real Property” means the Owned Real Property and Leased Real Property.

“Real Property Leases” has the meaning set forth in Section 2.10(b).

“Relevant Fiscal Years” has the meaning set forth in Section 4.2(g).

“Restructuring Agreement” has the meaning set forth in Section 4.15.

“Retained Business Confidential Information” has the meaning set forth in Section 4.17(b).

“Retained Employees” means the employees employed by a Transferred Entity as of the date of this Agreement who are identified as Retained Employees on Section 2.15(2) of the Seller Disclosure Letter.

“Retained Liabilities” means all Liabilities of Seller and its Affiliates (including, for the avoidance of doubt, the Transferred Entities) to the extent arising from activities other than (i) the conduct of the Business by UCI Investments, LLC or UCI Acquisitions Holdings (No.2) Corp., (ii) the conduct of the Business or predecessor activities involving the design, manufacture, marketing, sale and distribution of vehicle electronics products by either (A) the Transferred Entities (other than the entities listed in clause (i)) or by (B) United Components, Inc. and (iii) any activities of any of the Transferred Entities (other than those listed in clause (i)) on or prior to January 26, 2011, in each case excluding any Liability that is allocated to Buyer and its Affiliates or the Transferred Entities pursuant to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Sell-Side Party” has meaning set forth in Section 10.11.

“Seller Credit Support” has the meaning set forth in Section 4.10(c).

“Seller Designated Account(s)” has the meaning set forth in Section 1.2(b).

“Seller Disclosure Letter” means, subject to Section 4.14, the letter, dated as of the date hereof, delivered by Seller to Buyer prior to the execution of this Agreement and identified as the Seller Disclosure Letter.

“Seller Guarantees” has the meaning set forth in Section 4.10(b).

“Seller Guarantor” has the meaning set forth in the Preamble.

“Seller Indemnitees” has the meaning set forth in Section 8.3.

“Seller Letters of Credit” has the meaning set forth in Section 4.10(a).

“Seller Marks” means any name, logo or trade mark including any of the words “Autobrands”, “FRAM”, “UCI”, “UFAB” or “United Components” or any derivation thereof.

“Seller Obligations” has the meaning set forth in Section 10.13(a).

“Seller Released Party” has the meaning set forth in Section 4.18(b).

“Seller Releasing Party” has the meaning set forth in Section 4.18(a).

“Seller Savings Plans” has the meaning set forth in Section 4.4(e).

“Selling Subsidiary” has the meaning set forth in the Recitals.

“Separation Date” has the meaning set forth in Section 4.4(a).

“Shared Contract” means a contract, other than an Excluded Contract, under which a party unaffiliated with Seller provides benefits, assets or services that are used in the conduct of the Business and that are also used in the business of Seller and/or one of its Affiliates (other than the Business).

“Shares” has the meaning set forth in the Recitals.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Structures” has the meaning set forth in Section 2.10(c).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than fifty percent of such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Supplemental Disclosure Matter” has the meaning set forth in Section 4.14.

“Tail Period” has the meaning set forth in Section 4.8(b).

“Tax” means (i) any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental (including taxes under section 59A of the Code), real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto); (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unity or similar group for any Tax period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any obligation to indemnify any other Person pursuant to any indemnification provision contained in any sale or acquisition contract or agreement (other than sale or acquisition contract or agreement entered into in the ordinary course of business consistent with past practice) or in any contract or agreement a principal purpose of which is the indemnification of taxes.

“Tax Accountant” has the meaning set forth in Section 5.4(e).

“Tax Attribute” means any Tax deductions or net operating losses attributable to such Tax deductions.

“Tax Matters” has the meaning set forth in Section 5.5(a).

“Tax Return” means any federal, state, local or foreign Tax return, election, declaration, statement, report, schedule, form or information return, or any attachment or amendment to any of the foregoing, in each case relating to Taxes.

“Third Party Claim” has the meaning set forth in Section 8.5(b).

“Transaction Bonus Side Letter” means the letter agreement dated as of the date hereof between Buyer and Seller.

“Transaction Expenses” means the aggregate amount of (i) fees and expenses of legal counsel, investment bankers, accountants and other advisors, incurred by any Transferred Entity prior to the Closing in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Post-Signing Restructuring Actions) that remain unpaid as of the Calculation Time and are payable by any Transferred Entity at or after the Closing (it being understood that any amount included in the definition of Indebtedness shall not be included in Transaction Expenses) and (ii) any amount accrued or payable to any Retained Employee by any Transferred Entity in connection with this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, any wages, severance, change of control, or retention bonuses.

“Transferred Benefit Plan” means any Benefit Plan identified as a Transferred Benefit Plan on Section 2.16(a) and Section 2.16(f) of the Seller Disclosure Letter.

“Transferred Business Confidential Information” has the meaning set forth in Section 4.17(a).

“Transferred Entity” or “Transferred Entities” has the meaning set forth in the Recitals.

“Transferred Entity Securities” has the meaning set forth in Section 2.4(b).

“Transfer Taxes” has the meaning set forth in Section 5.7.

“Transitional Services Agreement” has the meaning set forth in Section 4.12(b).

“Treasury Regulations” means the regulations prescribed under the Code.

“UCI Company” has the meaning set forth in the Recitals.

“U.S. Benefit Plans” has the meaning set forth in Section 2.16(a).

“U.S. Transferred Benefit Plans” has the meaning set forth in Section 2.16(a).

“WARN” has the meaning set forth in Section 4.4(g).

“Wells Closing Date Cash” means the consolidated Cash as of the Calculation Time for the Transferred Entities but without giving effect to the consummation of the transactions contemplated by this Agreement.

“Wells Closing Date Indebtedness” means the consolidated Indebtedness as of the Calculation Time for the Transferred Entities but without giving effect to the consummation of the transactions contemplated by this Agreement.

“Wells Closing Date Net Working Capital” means, with respect to the entities listed on Exhibit A, an amount calculated in accordance with Section 1.3(d) and the example calculation set forth in Exhibit A as of the Calculation Time.

“Wells Enterprise Value” means $257,460,560.

“Wells Estimated Purchase Price” has the meaning set forth in Section 1.3(b).

“Wells Final Closing Date Cash” means (i) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Wells Closing Date Cash set forth in the Closing Statement; or (ii) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Wells Closing Date Cash, as agreed by Seller and Buyer pursuant to Section 1.3(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.3(c)(iii).

“Wells Final Closing Date Indebtedness” means (i) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Wells Closing Date Indebtedness set forth in the Closing Statement; or (ii) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Wells Closing Date Indebtedness, as agreed by Seller and Buyer pursuant to Section 1.3(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.3(c)(iii).

“Wells Final Net Working Capital Adjustment Amount” means (i) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Wells Net Working Capital Adjustment Amount set forth in the Closing Statement; or (ii) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Wells Net Working Capital Adjustment Amount, as agreed by Seller and Buyer pursuant to Section 1.3(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.3(c)(iii).

“Wells Final Purchase Price” has the meaning set forth in Section 1.3(a).

“Wells Final Transaction Expenses” means (i) if a notice of disagreement with respect thereto is not delivered pursuant to a Purchase Price Dispute Notice, the Transaction Expenses set forth in the Closing Statement; or (ii) if a notice of disagreement with respect thereto is delivered pursuant to a Purchase Price Dispute Notice, the Transaction Expenses, as agreed by Seller and Buyer pursuant to Section 1.3(c)(ii) or, in the absence of such agreement, as shown in the Accounting Firm’s calculation delivered pursuant to Section 1.3(c)(iii).

“Wells Net Working Capital Adjustment Amount” shall mean an amount (which may be a positive or negative number) equal to (a) the Wells Closing Date Net Working Capital minus (b) the Wells Target Net Working Capital.

“Wells Operating Companies” means Wells Manufacturing, L.P. and Wells Manufacturera de Mexico. S.A. de C.V.

“Wells Target Net Working Capital” means $88,800,000.

“Willful breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

Section 9.2 Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified. Any capitalized term used in any Exhibit or the Seller Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof and shall include any legally binding agreement or contract, whether or not in writing. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. Any reference in this Agreement to “$” means U.S. dollars. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Buyer hereunder shall be a joint and several obligation of Buyer and the Transferred Entities and Buyer shall cause the Transferred Entities to comply with this obligation.

Article 10

Miscellaneous

Section 10.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by facsimile (followed by overnight courier), Email (followed by overnight courier), or by registered or certified mail (postage prepaid, return receipt requested) to the other parties hereto as follows:

if to Buyer,

NGK Spark Plug Co., Ltd.

14-18 Takatsuji-cho, Mizuho-ku,

Nagoya, 467-8525, Japan

Attention : Mr. Teppei Okawa, Senior Managing Officer

Facsimile: +81-52-872-5987

E-mail: t-okawa@mg.ngkntk.co.jp

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Shin-Marunouchi Building 5-1

Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529 Japan

Facsimile: +81-3-3214-6512

Attention: Gary M. Smith, Esq. and Randy S. Laxer, Esq.

Email: gsmith@mofo.com and rlaxer@mofo.com

if to Seller,

UCI Holdings Limited

Level Nine

148 Quay Street

P.O. Box 3515

Auckland, New Zealand

Attention: Helen Golding

Facsimile: +64-9-366-6263

Email: helen.golding@rankgroup.co.nz

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Kevin Schmidt

Facsimile: (212) 521-7178

Email: kmschmidt@debevoise.com

if to Seller Guarantor,

Rank Group Limited

Level Nine

148 Quay Street

P.O. Box 3515

Auckland, New Zealand

Attention: Helen Golding

Facsimile: +64-9-366-6263

Email: helen.golding@rankgroup.co.nz

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Attention: Kevin Schmidt

Facsimile: (212) 521-7178

Email: kmschmidt@debevoise.com

or such other address, Email or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.2 Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 10.3 Expenses. Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party hereto incurring such fees or expenses; provided that in the event that the transactions contemplated by this Agreement are consummated, Buyer shall pay, or shall cause to be paid, all Transaction Expenses that are unpaid prior to the Closing in accordance with Section 1.2(d).

Section 10.4 Governing Law, etc.

(a) This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the Laws of another jurisdiction. Each of the parties hereto submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims under any theory of liability in respect of such action or proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Each party hereto agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 10.1. Nothing in this Section 10.4, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. Each party hereto agrees that a final, non-appealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.

(b) The parties to this Agreement each hereby waives, to the fullest extent permitted by Law, any right to trial by jury of any claim, demand, action, or cause of action (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions related hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. The parties to this Agreement each hereby agrees and consents that any such claim, demand, action, or cause of action shall be decided by court trial without a jury and that the parties to this Agreement may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

Section 10.5 Successors and Assigns. This Agreement and the Ancillary Agreements shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and permitted assigns; provided that this Agreement and the Ancillary Agreements shall not be assigned by any party hereto (whether by operation of Law or otherwise), without the prior written consent of Buyer and Seller, except that, without the consent of Seller, Buyer may assign its rights hereunder, in whole or in part, to one or more of its Affiliates, provided, that no such assignment shall relieve Buyer of any obligations hereunder. Any attempted assignment of this Agreement not in accordance with the terms of this Section 10.5 shall be void.

Section 10.6 Entire Agreement. This Agreement, the Ancillary Agreements (when executed and delivered) and the Confidentiality Agreement constitute the entire agreement of the parties with respect to the matters covered hereby and thereby and supersede all prior agreements, understandings and representations, both written and oral, between the parties with respect to the subject matter hereof and thereof.

Section 10.7 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.9 Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 10.4, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby agree not to assert, and hereby waive, in any action seeking injunctive relief or for specific performance, the defense of adequacy of a remedy at law and the posting of any bond or other security in connection therewith.

(b) Each party further agrees that (i) by seeking the remedies provided for in this Section 10.9, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or in the event that the remedies provided for in this Section 10.9 are not available or otherwise are not granted and (ii) nothing set forth in this Section 10.9 shall require any party hereto to institute any action for (or limit any party’s right to institute any action for) specific performance under this Section 10.9 prior or as a condition to exercising any termination right under Article 7, nor shall the commencement of any action pursuant to this Section 10.9 or anything set forth in this Section 10.9 restrict or limit any such party’s right to terminate this Agreement in accordance with Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 10.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and, except for Section 4.4, Section 4.6 and Article 8 (each of which shall be for the benefit of the Persons set forth therein, and each such Person shall be an intended third party beneficiary thereof and shall have the rights, benefits and remedies provided for therein), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.11 Representation of the Transferred Entities and Seller. Each of Buyer and its Subsidiaries (including, after the Closing, the Transferred Entities) hereby agrees, on its own behalf and on behalf of its directors, shareholders, members, partners, officers, employees and Affiliates, that, in the event that a dispute arises after the Closing arising from the transactions contemplated by this Agreement between Buyer or any of its Affiliates, on the one hand, and Seller or any of its directors, shareholders, members, partners, officers, employees or Affiliates (any of the foregoing, a “Sell-Side Party”), on the other hand, Debevoise & Plimpton LLP (“Debevoise”) may represent the Sell-Side Party in such dispute even though the interests of the Sell-Side Party may be directly adverse to Buyer or a Transferred Entity, and even though Debevoise may have represented a Transferred Entity in a matter substantially related to such dispute, or may be handling ongoing matters for a Transferred Entity. Buyer further agrees that, as to all communications among Debevoise, a Transferred Entity and the Sell-Side Parties that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller (on behalf of the Sell-Side Parties) and may be controlled by Seller and shall not pass to or be claimed by Buyer, or any of the Transferred Entities. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any of the Transferred Entities and a third party other than a Sell-Side Party after the Closing, a Transferred Entity may assert the attorney-client privilege to prevent disclosure of confidential communications by Debevoise to such third party; provided, however, that no Transferred Entity may waive such privilege without the prior written consent of Seller.

Section 10.12 Exhibits and Schedules. The Seller Disclosure Letter and all exhibits or other documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. Without limiting the terms of the Seller Disclosure Letter, any item disclosed in the Seller Disclosure Letter referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement if the relevance of such disclosure to such other section is reasonably apparent. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement. The Seller Disclosure Letter and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as, or to the extent, provided in this Agreement. Other than the exceptions and qualifications set forth in this Agreement, the Seller Disclosure Letter shall serve as the sole exceptions and qualifications to the Seller’s representations and warranties made hereunder. The representations, warranties, covenants and obligations made by Seller under this Agreement shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer or its agents, Affiliates, officers, directors, employees or representatives or, to the extent not set forth in the Seller Disclosure Letter in accordance with this Section 10.12, by reason of the fact that any such Person knew or should have known that any such representation, warranty, covenant or obligation is, was or might be inaccurate or not complied with.

Section 10.13 Rank Group Guaranty.

(a) The Seller Guarantor fully, irrevocably and unconditionally guarantees to Buyer, as a primary obligor and not merely as a surety, the full, complete and timely compliance with and performance of all agreements, covenants and obligations of Seller from time to time under this Agreement and the Ancillary Agreements (the “Seller Obligations”) (collectively, the “Rank Group Guaranty”). The Seller Obligations shall include Seller’s obligation to satisfy all payment obligations of Seller arising in connection with this Agreement, in each case, when and to the extent that, any of the same shall become due and payable or performance of or compliance with any of the same shall be required. The Seller Guarantor hereby acknowledges and agrees that the Rank Group Guaranty constitutes an absolute, present, primary, continuing and unconditional guaranty of performance, compliance and payment by Seller of the Seller Obligations when due under this Agreement and not of collection only and is in no way conditioned or contingent upon any attempt to enforce such performance, compliance or payment by a guaranteed party upon any other condition or contingency. The Seller Guarantor hereby waives any right to require a proceeding first against Seller. The Seller Obligations shall not be subject to any reduction, limitation, impairment or termination for any reason (other than by indefeasible payment or performance in full of the Seller Obligations) and shall not be subject to (i) any discharge of Seller from any of the Seller Obligations in a bankruptcy or similar proceeding (except by indefeasible payment or performance in full of the Seller Obligations) or (ii) any other circumstance whatsoever which constitutes, or might be construed to constitute an equitable or legal discharge of the Seller Guarantor as guarantor under this Section 10.13. The Rank Group Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any such obligation or liability is rescinded or must otherwise be restored by Buyer or any of its Subsidiaries upon the bankruptcy or reorganization of Seller, any of its Subsidiaries or otherwise.

(b) The Seller Guarantor is a company duly organized and validly existing under the Laws of New Zealand and has all necessary power and authority to enter into this Agreement (solely for the purposes of this Section 10.13), to carry out its obligations and consummate the transactions contemplated by the Rank Group Guaranty. The Rank Group Guaranty is a legal, valid and binding obligation of the Seller Guarantor and enforceable against the Seller Guarantor in accordance with the terms of this Section 10.13. This Agreement (solely for the purposes of this Section 10.13) has been duly executed and delivered by Seller Guarantor and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller Guarantor has been duly authorized by all requisite corporate action of Seller Guarantor.

(c) The Seller Guarantor hereby irrevocably designates and appoints Seller and any successor thereof to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents which may be served in any claim by or before any Governmental Authority arising out of or in connection with this Agreement.

Section 10.14 No Right of Offset. Buyer waives and relinquishes any and all rights to set off or to apply any monies held or indebtedness or other obligations now or hereafter owing by Buyer to Seller or any of its Affiliates against any obligations of Seller or any of its Affiliates now or hereafter existing under this Agreement or any Ancillary Agreement.

Section 10.15 Conflicts. In the event of a conflict or other inconsistency between the provisions of this Agreement and any Ancillary Agreement, the terms and provisions of this Agreement shall govern, supersede and control.

Section 10.16 Language . This Agreement shall be executed in English and the English version hereof shall be binding even though a translation into another language may be prepared.

[signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

UCI HOLDINGS LIMITED

By	/s/ Michael T. Youngman
	Name:	Michael T. Youngman
	Title:	Director, Mergers & Acquisitions, Authorized Signatory

NGK SPARK PLUG CO. LTD.

By	/s/ Mr. Shinichi Odo
	Name:	Mr. Shinichi Odo
	Title:	President, C.E.O.

RANK GROUP LIMITED, solely for the purposes of Section 10.13

By	/s/ Michael T. Youngman
	Name:	Michael T. Youngman
	Title:	Director, Mergers & Acquisitions, Authorized Signatory

SCHEDULE A

Seller:

Country	Company	Entity Type, Jurisdiction
New Zealand	UCI Holdings Limited	Limited by Shares, New Zealand

Transferred Entities:

Country	Company	Entity Type, Jurisdiction
United States	UCI Acquisition Holdings (No. 2) Corp	Corporation, Delaware

United States	UCI-Wells Holdings, L.L.C.	Limited Liability Company, Delaware

United States	UCI Investments, L.L.C.	Limited Liability Company, Delaware

United States	Wells Manufacturing, L.P.	Limited Liability Partnership, Delaware

United States	Wells Mexico Holdings Corp.	Corporation, Delaware

Mexico	Wells Manufacturera de Mexico. S.A. de C.V.	Variable Capital Stock Corporation, Mexico

Seller Affiliate (party to Transitional Services Agreement)

Country	Company	Entity Type, Jurisdiction
United States	UCI International, L.L.C.	Limited Liability Company, Delaware